Manual Original



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASIANA DRAGONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	2052	27-1420310
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1700 Prospect Street, Sarasota, Florida 34239 / Phone (941) 951-3979
(Address and telephone number of principal executive offices)

Redgie Green, President
1700 Prospect Street, Sarasota, Florida 34239 / Phone (941) 951-3979
(Name, address and telephone number of agent for service)

COPIES OF ALL COMMUNICATIONS TO:
Michael A. Littman, Attorney at Law
7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

Item 1. Significant Parties

(a) Asiana Dragons, Inc's Directors

Name	Business Address	Residential Address
Joseph Bartel	1700 Prospect Street Sarasota, FL 34239	1700 Prospect Street Sarasota, FL 34239
Redgie Green	1700 Prospect Street Sarasota, FL 34239	c/o 7609 Ralston Road Arvada, CO 80002

(b) **Asiana Dragons, Inc. Officers**

Name	Business Address	Residential Address
Redgie Green President and Acting Chief Financial Officer	1700 Prospect Street Sarasota, FL 34239	c/o 7609 Ralston Road Arvada, CO 80002

(c) The Issuer's General Partners

Not Applicable

(d) **Record Owners of 5 percent or more any class of the Issuer's Equity Securities:**

There are currently 209,915,022 common shares issued and outstanding as of October 31, 2011.

Name and Address of Record Owner *	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph Bartel, Chairman of the Board	Common Stock	200,500,000	95.51%
	Preferred Class A	500,000	100.0%
	Preferred Class B	600,000	100.0%

* Address of Beneficial Owner is c/o Joseph Bartel, 1700 Prospect Street, Sarasota, Florida 34329.

(e) **Beneficial Owners of 5 percent or more any class of the Asiana Dragons, Inc.'s Equity Securities:**

There are currently 209,915,022 common shares issued and outstanding as of October 31, 2011.

Name and Address of Beneficial Owner *	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph Bartel, Chairman of the Board	Common Stock	200,500,000	95.51%
	Preferred Class A	500,000	100.0%
	Preferred Class B	600,000	100.0%

(1) Shares were authorized but not issued.

* Address of Beneficial Owner is c/o Joseph Bartel, 1700 Prospect Street, Sarasota, Florida 34329.

There are currently 209,915,022 common shares issued and outstanding as of October 31, 2011.

(f) **Promoters of the Asiana Dragons, Inc.**

None.

(g) **Affiliates of Asiana Dragons, Inc.**

Redgie Green, Officer and Director
Joseph Bartel, Director and Majority Shareholder (Officer and Director of Asiana Dragon, Inc.'s wholly-owned subsidiary GJC Holdings, Inc.)

(h) **Counsel to the Asiana Dragons, Inc. with Respect to Proposed Offering.**

Michael A. Littman, Attorney at Law
7609 Ralston Road, Arvada, CO 80002

(i) **Each underwriter with Respect to the Proposed Offering.**

Kodiak Capital Group, LLC
Attention: Ryan Hodson, Managing Member
One Columbus Place
25th Floor
New York, NY 10019
(212)262-2600

(j) **The Underwriter's Directors.**

Not Applicable.

(k) **The Underwriter's Officers.**

Ryan C. Hodson, Managing Member
Address: One Columbus Place, 25th Floor
New York, NY 10019

(l) **The Underwriter's General Partners.**

Not Applicable.

(m) **Counsel to the Underwriter.**

Richard Luthmann, JD LLM
Address: One Columbus Place, 25th Floor
New York, NY 10019

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1, is subject to the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Asiana Dragons, Inc. has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. JURISDICTION IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

State of New York, United States of America

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers or sales men and state the method by which such securities are to be offered.

Not Applicable

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by Asiana Dragons, Inc. or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

NAME	COMMON SHARES ISSUED BY ASIANA DRAGONS, INC.	CONSIDERATION	DATE OF ISSUANCE
Joseph Bartel	190,000,000	In exchange for 100% of the equity of GJC Holdings, Inc.	4/26/2011
Kodiak Capital Group, LLC	1,083,333	Commitment Fee	4/29/2011
Christopher Muneio	583,333	Commitment Fee	4/29/2011
Redgie Green	200,000	Services as an officer and director	4/29/2011

NAME	PREFERRED SHARES ISSUED BY ASIANA DRAGONS, INC.	CONSIDERATION	DATE OF ISSUANCE
Joseph Bartel	500,000 Series A	In exchange for 100% of the equity of GJC Holdings, Inc.	4/26/2011
Joseph Bartel	600,000 Series B	In payment of debt of GJC Holdings, Inc.	4/26/2011

Exemption From Registration Claimed

All of the above sales by Asiana Dragons, Inc. of its unregistered securities were made by Asiana Dragons, Inc. in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

(b)As to any unregistered securities of Asiana Dragons, Inc. or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

NAME	COMMON SHARES ISSUED BY ASIANA DRAGONS, INC.	CONSIDERATION	DATE OF ISSUANCE
Joseph Bartel, Director	190,000,000	In exchange for 100% of the equity of GJC Holdings, Inc.	4/26/2011
Kodiak Capital Group, LLC	1,083,333	Commitment Fee	4/29/2011
Christopher Muneio	583,333	Commitment Fee	4/29/2011
Redgie Green, Officer & Director	200,000	Services as an officer and director	4/29/2011

NAME	PREFERRED SHARES ISSUED BY ASIANA DRAGONS, INC.	CONSIDERATION	DATE OF ISSUANCE
Joseph Bartel, Director	500,000 Series A	In exchange for 100% of the equity of GJC Holdings, Inc.	4/26/2011
Joseph Bartel, Director	600,000 Series B	Payment of Debt of GJC Holdings, Inc..	4/26/2011

Exemption From Registration Claimed

All of the above sales by Asiana Dragons, Inc. of its unregistered securities were made by Asiana Dragons, Inc. in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any affiliates is currently offering or contemplating the offering of any other securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Asiana Dragons, Inc. nor any of its affiliates are currently offering or contemplating the offering of any other securities in addition to those covered by this Form 1-A.

ITEM 7. MARKETING ARRANGEMENTS

(a)Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
(2) To stabilize the market for any of the securities to be offered;
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b)Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable.

ITEM 9. USE OF SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Asiana Dragons, Inc. did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II

OFFERING CIRCULAR

COVER PAGE

ASIANA DRAGONS, INC.

(Exact Name of Company as set forth in Charter)

Type of Securities Offered: $0.0001 Par Value Common Stock

Maximum Number of Securities Offered: 17,921,146
Minimum Number of Securities Offered: 0

Price per Security: 93% of the lowest Closing Best Bid price of the Common Stock during the 5 days prior to submitting a Put Notice.

Total Proceeds (See Questions 9 and 10):
If Maximum is Sold: $2,500,000 **If Minimum is Sold:** $0.00

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [X] No
If yes, what percent is commission of price to public?	________ %
Is there other compensation to selling agent(s)?	[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?	[X] Yes [ ] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted?	[X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company (Check at least one, as appropriate) :

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Other (Specify):
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

This offering has been registered for offer and sale in the following states: None.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 102 pages.

1. THE COMPANY

Exact Corporate Name: Asiana Dragons, Inc.

State and Date of Incorporation: September 2009 in the State of Delaware

Street address of principal office: 1700 Prospect Street, Sarasota, Florida 34239

Company Telephone Number: (941) 951-3979

Fiscal year: December 31st

Person to contact at the Company with respect to offering:

Joseph Bartel, Chairman and Director

Telephone Number: (941) 951-3979

2. RISK FACTORS

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering on of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

All references to "the Company" in this Offering Circular refer to Asiana Dragons, Inc. and its wholly-owned subsidiary, GJC Holdings, Inc. References to Asiana Dragons, Inc. or to GJC Holdings, Inc., refer to the individual company.

1. We will need additional financing for which we have no commitments, and this may jeopardize execution of our business plan.

We have limited funds, and such funds may not be adequate to carry out our full business plan in the baking business. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

2. Asiana Dragons, Inc. has one wholly-owned subsidiary, GJC Holdings, Inc. and there are limitations on our ability to receive distribution from our subsidiary.

We conduct all of our operations through our wholly-owned subsidiary, GJC Holdings, Inc. and we are dependent upon dividends or other intercompany transfers of funds from the subsidiary in order to meet our obligations. Moreover, GJC Holdings, Inc. is currently, and is expected in the future to be, limited in their ability to pay dividends or make distributions to us.

3. *Our officer and directors are not employed full-time by us which could be detrimental to the business.*

Mr. Green, our President, is not employed by us on a full-time basis and may only devote up to 10 hours a week to the Company's business. Mr. Bartel, a director and majority shareholder of the Company, is not employed by the Company either, but does devote up to 30 hours a week assisting in overseeing the business operations of our wholly-owned subsidiary, GJC Holdings, Inc. In the future they may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. In some circumstances this conflict may arise between their fiduciary duties to us and their fiduciary duties to other businesses they may be involved in. It is possible that in this situation their judgment maybe more consistent with their fiduciary duties to these ventures and may be detrimental to our interests. Each officer and director of our business is engaged in business activities outside of our business. As such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations.

We do not know of any reason other than outside business interests that would prevent them from devoting themselves full-time to our Company, when the business demands such full-time participation.

4. *Our officer and directors may have conflicts of interests as to corporate opportunities which we may not be able or allowed to participate in.*

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Mr. Green, our President and a director of the Company does serve as director for other public and non-public entities, as discussed on page 33. Our officer and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director.

5. *Our officer and directors may have conflicts of interest which may not be resolved favorably to us.*

Certain conflicts of interest may exist between us and our officer and directors. Our Officer and Directors have other business interests to which they devote their attention and may be expected to continue to do so. Mr. Green, our President and a director of the Company does serve as director for other public and non-public entities, as discussed on page 33. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. Because shareholders will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

6. *Regulation of Penny Stocks.*

Our securities are subject to a Securities and Exchange Commission Rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "Penny Stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "Penny Stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them.

Stockholders should be aware that, according to the Securities and Exchange Commission, the market for Penny Stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the Penny Stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

7. *Lack of Significant Revenue History.*

The Company was incorporated in October 2008. The Company has a history of inconsistent revenue since its inception. The Company to date is not profitable. The Company must be regarded as a new venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

8. *No Assurance of Success or Profitability.*

There is no assurance that the Company will ever operate profitably. There is no assurance that it will generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

9. *Lack of Diversification.*

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's inability to diversify its activities will subject the Company to economic fluctuations within the oil and gas business or industry and therefore increase the risks associated with the Company's operations as limited to one industry.

10. *Loss of Control by Present Management and Stockholders.*

The Company may issue further shares as consideration for the cash or assets or services out of the Company's authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be those new

Stockholders and management would control the Company, and persons unknown could replace the Company's management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by its currents Stockholders.

11. *Volatility of Stock Price.*

There is no history relating to the market price of our stock, which indicates the market price may be highly volatile and the stock is likely to be very thinly traded. Many factors such as those discussed under "Risk Factors" herein may have a significant negative impact upon the market price of the securities, and negative impact on liquidity.

12. *Limited Public Market Exists.*

There is no assurance given that an expanded public market will develop or that any Stockholder ever will be able to liquidate his/her investment, if at all. The price may be highly volatile. Due to the low price of securities and the fact that it may be quoted only in the "Pink Sheets" or the OTC Bulletin Board ("OTCBB") many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, lending institutions will not permit the use of such securities as collateral for any loans.

13. *Our stock may be thinly traded and as a result shareholders may be unable to sell at or near ask prices or at all if shareholders desire to liquidate shares.*

The shares of our common stock may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an early stage company or purchase or recommend the purchase of any of our securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our securities price. We cannot give you any assurance that a broader or more active public trading market for our common shares will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares of our Company.

14. *Our investors may suffer future dilution due to issuances of shares for various considerations in the future.*

There may be substantial dilution to our shareholders as a result of future decisions of our Board to issue shares without shareholder approval for cash, services, or acquisitions. We also may issue warrants, exercisable for shares of our restricted common stock at a fixed price in the future. The exercise of these warrants could be dilutive to our shareholders, when exercised.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

3. BUSINESS AND PROPERTIES

With respect to the business of the Company and its properties:

(a)Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

In April 2011, Asiana Dragons, Inc. (hereafter "Asiana" or "the Company") entered into an Acquisition Agreement with GJC Holdings, Inc. (hereafter "GJC" or "GJC Holdings") and the shareholders of GJC to acquire GJC Holdings, Inc. in exchange for 500,000 shares of Asiana's Series "A" Supermajority Preferred and 600,000 shares of Asiana's Series "B" Convertible Preferred Shares, and promissory note for $150,000. As a result of the acquisition, GJC became the wholly-owned subsidiary of Asiana. Asiana has no other operations except for those of GJC.

As a result of the acquisition, the Company's operations are now focused on the offering through GJC's bakery location and website a range of bakery products, including varieties of cookies and cupcakes; specialty cakes and pastries; baklava and biscotti.

GJC Holdings, Inc. was incorporated in March 2008, in the State of Delaware and does business under the trade name "Gimmee Jimmy's Cookies".

GJC operated out of a 5,000 square foot commercial baking facility in Hawthorne, New Jersey up to August 1, 2011. At that time, GJC moved to a new facility in Paterson, New Jersey. GJC shares the facility with an unrelated third party. At the time of this filing, GJC does not have any other retail or baking facilities. GJC offers its products through its website www.gjccookies.com. At this time, the capacity of the current baking facility is adequate to support customer demands.

GJC intends to expand production capacity and therefore revenue-generating capacity by raising capital to fund such growth. Specifically, GJC will seek to acquire high-efficiency production equipment (rack ovens, large mixers, dough depositors, dough cutters) as well as high-efficiency packaging equipment (flow-wrapping machinery, labeling machinery) that will allow it to attract large volume customers seeking private-label, contract-baking services. Customers may include distributors who wish to distribute products under their own brands to sell alongside the brand-name products they supply to their retailers; supermarkets looking to improve their in-house products; stadium concessions; movie theaters; convenience stores; and colleges/universities.

GJC intends to seek to acquire (with combinations of stock and equity) other small baking companies, often family-run for multiple generations, which have a loyal customer base, but which no longer serve those customers efficiently due to aging equipment or outdated baking practices, and which are facing succession issues as recent generations do not wish to maintain the family business. These acquisitions may permit GJC to expand its influence within its home market, while giving GJC the opportunity to expand and/or consolidate its physical plant, and to expand through the customer lists of the acquired companies. At the time of this Offering, no such acquisition candidates have been identified.

GJC intends to continue to focus on developing product lines for niche consumers, including kosher consumers, dairy-free consumers (this will also include a sub-specialty for dairy-free kosher consumers known as "pareve"), and gluten-free consumers. The creativity of the bakers developing products for GJC ensures that the gluten-free products are not ersatz derivatives of glutinous baked-goods, but rather fully-conceived and delectably-executed baked goods that happen to be free of gluten substances.

GJC hired Ralf Oehler, an Executive Chef and active member of the Chaines De Rotisseur, classically trained in Germany, and with experience baking throughout Europe. Chef Oehler has worked to develop new product offerings, which has allowed GJC to expand its product offerings.

PRODUCTS

GJC offers a range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the website, www.gjcookies.com.

GJC's products are certified kosher, which opens the possibility of selling to establishments requiring kosher goods for religious reasons as well as to those who view kosher certification as a sign of quality. GJC also sells gluten-free products, including, but not limited to cookies, brownies, macaroons and lava cakes.

Ingredients for our products are available both through local retailers and wholesalers. GJC is not dependent upon any one supplier for the ingredients it uses.

GJC does provide limited catering services to local customers in the immediate area of the Paterson, New Jersey facility. These catering services are limited to providing off-site catering services for such events as showers, birthday parties or corporate luncheons. GJC's catering services are built around its baked goods offerings and are not considered a primary focus of GJC's operations.

(b)Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existences. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Our customers primarily place their orders either online or over the telephone. The baking facility in Paterson, New Jersey is open to the local public for ordering and making purchases. By use of the website and having the capability to promptly ship products to locations throughout the United States and internationally upon request, GJC is not limited in its customer base to the local population.

At the time of this Offering Statement, GJC receives approximately 95% of its orders through its website and telephone, and approximately 5% are from walk in at the baking facility.

Management of GJC combines its website and telephone orders, since it finds that most telephone orders result from the website.

GJC only ships internationally upon special request. International shipments are less than 1% of GJC's total monthly shipments at this time.

Upon receipt of an order, the requested items are baked and prepared by Chef Oehler at the baking facility in Paterson, New Jersey. The order is packaged and prepared for shipment at the facility, as soon as possible after preparation, the order is shipped using overnight delivery services. In order to assure freshness, any orders that are received after 11 am (Eastern Standard Time) on Thursdays are not prepared or shipped until the following Monday. This means that the goods do not spend any unnecessary time in warehouses over weekends. All other orders are baked, packed and shipped the same day to ensure the freshest product is delivered to the customer.

(c)Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

POTENTIAL CUSTOMERS

Individual (Internet Sales) – approximately 40% of total sales

The primary customer is the individual, who purchase the products through the website. These customers are purchasing the products to send as gifts for such occasions as holidays, birthdays, anniversaries, or other special events. Individual customers primarily use the website or the telephone to make their purchases.

Commercial Sales – approximately 15% of total sales

The Paterson, New Jersey facility is capable of producing wholesale goods for commercial accounts, including those at restaurants, cafes, delis, and supermarkets. Many such establishments offer dessert items, but cannot afford their own pastry chef, or simply lack the facilities for baking on their own.

Corporations – approximately 44% of total sales

Currently, GJC has a core group of repeat corporate customers who place orders throughout the year. Such customers for example, such as banks who use the cookies as a morale-boosting reward for branches which reach corporate goals, and auto dealers who send the cookies as a gesture of thanks for customers who purchase or lease cars. We do not have contracts with these customers and rely on customer loyalty in their continued use of our products.

Corporate customers are provided the opportunity to join the Corporate Gifts Program. The Corporate Gift Program provides corporate customers with discounted prices if they place 25 or more orders per quarter.

Fundraising - approximately 1% of total sales

GJC also works with schools, churches, synagogues, and other non-profit organizations that wish to bring money to their organizations by selling GJC products. The process is made easy for all prospective fundraising partners by creating online coupon codes which permit the tracking of sales connected to the efforts of the fundraising organization.

The value to GJC of fundraising sales exceeds the monetary value of the sales themselves. It creates exposure to entire student bodies and their parents, to entire memberships of religious organizations, and builds customers for the future whose first experience with Gimmee Jimmy's products is a purchase which benefits an organization they are associated with.

GJC intends to use the proceeds from this Offering to expand its customer base. Currently such social network sites as Facebook, Twitter, Foursquare, Myspace, Twitter, Ubranspoon.com, Chow.com, Kellysearch.com, Localharvest.com, Judysbook.com, kaboodle.com, are used to bring Gimmee Jimmy's Cookies to the attention of internet users and potential customers. We also use mailchimp.com to maintain and to communicate with our email database of approximately 2,000 addresses. GJC intends to develop and expand its marketing and sales efforts with greater use of online advertising, as well as print advertising to reach not only local retail customers, but also national corporate clients. With the funding from this offering, GJC will be able to incorporate the use a Google Ad Words account and use it to drive people searching the internet for cookies, cupcakes, gift baskets, baklava, biscotti, gluten-free baked goods and kosher baked goods on Google.com to the GJC website. GJC would also place display ads via Google Ad Sense in such a way that pictures of the actual products would be displayed to help potential customers to be driven to the website.

COMPETITION

GJC's operations are focused on the offering through its bakery location and website a range of fresh baked products, including varieties of cookies and cupcakes; specialty cakes and pastries; baklava, biscotti and brownies. GJC considers it itself to be part of the retail gourmet and gift basket industry.

GJC faces competition both through e-commerce and retail bakeries. Our competitors include:

- retail bakeries, some of which maintain toll-free telephone numbers and web sites;
- online bakeries and gift basket retailers;
- catalog companies that offer bakery products; and
- supermarkets, mass merchants and specialty retailers with bakery departments.

Our competitors are both on the internet and also include local retail franchises. Competitors on the internet include such companies as 1-800-Baskets.com, Cheryl's Gourmet Cookie Gifts, Cookies By Design.com and Mrs. Field's Gourmet Cookies, for example. Local supermarkets such as Whole Foods have in house bakeries provide competition to both our commercial sale and internet sales. Our competitors have significantly greater financial resources, brand recognition, technical expertise and managerial and staff capabilities.

Similarly, gift basket and gourmet foods are a highly competitive market. Each of these categories encompasses a wide range of products, is highly fragmented and is served by a large number of companies, none of which is dominant. Products in these categories may be purchased from a number of outlets, including mass merchants, telemarketers, retail specialty shops, online retailers and mail-order catalogs.

In order to stand apart from our competition, we have focused on providing great tasting products and in order to distinguish ourselves from our competition we have worked to provide a variety of gluten-free bakery products without sacrificing taste. We also strive to set ourselves apart from our competition by providing a freshly baked product.

We are and will continue to be an insignificant participant in the gift basket – gourmet food industry. Many of our competitors have significantly greater financial resources, brand recognition, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage. Competitors' resources could overwhelm our efforts to grow sales and may adversely impact GJC's business and results of operations.

SEASONALITY

Our quarterly results may experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the second fiscal quarter. Finally, results during the third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

Accordingly, disproportionate amounts of operating cash flows are generated during the fiscal first and fourth quarters.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d)Describe specifically the marketing strategies the Company is employing or will employing in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of its results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

GJC's marketing strategy will seek to create customer awareness regarding product offerings, develop and expand the customer base, and work toward building customer loyalty and referrals that will decrease customer acquisition costs.

Internet Marketing

GJC's main marketing and sales source is its website, www.gjccookies.com. As a result internet advertising models are used to market the website and the GJC's products. These models include:

- Pay per click advertising. Pay per click is an internet advertising model used to direct traffic to websites, where GJC pays the hosting service when the ad is clicked. With search engines, GJC bids on keyword phrases relevant to their target market, such as cookies, cupcakes, chocolate chip, oatmeal raisin, red velvet, chocolate, gift basket, kosher and catering.

- Search Engine Optimization. Search engine optimization is the process of improving the visibility of the website in search engines via the "natural" or un-paid search results. Another form of search engine marketing includes target paid listings. In general, the earlier and more frequently a site appears in the search results list, the more visitors it will receive from the search engine's users. GJC targets different kinds of searches, including image search, local search, video search, news search and industry-specific vertical search engines. This gives the website broad web presence.

- Email. An active emailing campaign to promote the products and services to existing customers is utilized. GJC uses the email campaigns to announce new products, provide customers with discount opportunities and to promote sales or specials.

In order to process payments made through the website, GJC uses Bigcommerce shopping cart software. The provider of the shopping cart software provides website maintenance, website hosting and email hosting as part of its services. GJC does do some of the most simple website maintenance in house such as adding or deleting pictures, adding and deleting coupon codes, adding and deleting shipping prices, adding and deleting product details and pricing.

Advertising

GJC intends to use print media, which will be another method for generating new customers, especially for those individuals, who do not feel comfortable online but who wish to purchase cookies.

Direct sales to commercial accounts will include telemarketing, direct mail and working with brokers and sales representatives. Targeted telemarketing allows management to focus on corporate customers in particular business categories, for example, luxury car dealerships. GJC intends to initiate a direct mail campaign which will generate inbound inquiries from commercial customers. Once a commercial customer inquires about the products a sample of the products will be drop-shipped and then a follow up contact to take their order will be made.

GJC has one full-time employee, so its marketing and sales efforts are and will continue to be outsourced to third parties, until such time that capital resources allow for the hiring of additional staff. Currently, GJC uses the services of third party advertisers and printing firms when developing its print advertising.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company has no backlog of orders for sales at this time or in the past year.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of October 31, 2011, the Company had 1 full-time employee at its subsidiary GJC, Chef Oehler. Mr. Bartel, a director of the Company and the sole officer of GJC, does not have a contract with the Company or with GJC, but does provide administrative services to the Company and GJC. GJC hires a small number of temporary staff (approximately 4 staffers) in order to handle busier order times, such as during the holiday season from Thanksgiving through Valentine Day. Otherwise, GJC does not intend to make any additions to its staffing until capital resources and order volume justify the expansion of the full-time staff.

The Company's Officer and Directors work on an as needed basis up to 30 hours per week. Mr. Green and Mr. Bartel do not receive any monetary or other form of compensation for their services, at this time. They do not receive any supplemental benefits or take part in any incentive arrangements, at this time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(a) Real Estate	Lease 27 Utter Ave., #C, Hawthorne, N.J. (approx. 5,200 sq. ft.) See below.
(b) Title to properties	None.
(c) Oil and Gas Prospects	None.

Hawthorne Lease:

On September 1, 2009, GJC entered into a two year lease with Van Den Berg, LLC to lease a 5,200 sq ft facility in Hawthorne, New Jersey. The annual base rent is $34,837 per month, in addition GJC pays for insurance and fire sprinklers on a pro rata basis. The leased expired on August 31, 2011.

On August 1, 2011, GJC moved to a new baking facility located at 449 Hamilton Avenue, Paterson, New Jersey 07514. GJC shares the baking facility with an unrelated third party and, at this time, does not pay rent for the use of the space, as the arrangement is in a 6 month trial period. After such time, GJC and the third party will review the arrangement and decide whether or not to make it permanent.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Trademark:	Gimmee Jimmy's Cookies Serial #85-188,207 (USPTO) (Standard Character Mark)

On December 1, 2010, GJC filed a Trademark application with the United States Patent and Trademark Office to register "Gimmee Jimmy's Cookies" as a trademark. On July 5, 2011, the USPTO granted Gimmee Jimmy's Cookies, registered trademark status. The trademark has a continuous life, as long as the GJC files the necessary documentation and maintenance fees.

The Company's operations are not dependent upon patents, copyrights, trade secrets, know-how or other proprietary information.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

As a manufacturer and marketer of food items, GJC Holdings operations are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission (the "FTC"), the Environmental Protection Agency and the Department of Commerce, as well as various state agencies. These agencies regulate various aspects of our business, including production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves. In addition, advertising of our businesses is subject to regulation by the FTC, and we are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. GJC Holdings works diligently to make sure that it is compliant with all regulations by reviewing updates made by the various regulatory bodies, attending workshops and communicating with other industry members and associations.

As a result of these local regulations and requirements, the baking facility is subject to a weekly check of the facility by its employee to ensure that all of the regulations are being adhered to. Any future staff will have to take a food preparation safety course in order to understand the requirements and to assure adherence to the regulations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company's operations are through its wholly-owned subsidiary, GJC Holdings, Inc. The operations of GJC Holdings, Inc. are located in Paterson, New Jersey. GJC offers, through its bakery location and website a range of bakery products, including varieties of cookies and cupcakes, specialty cakes and pastries, baklava, biscotti and brownies.

On April 26, 2011, GJC Holdings Inc. (GJC) entered into An Acquisition Agreement (the Agreement) with Asiana Dragons, Inc. (Asiana). Asiana was a Delaware Company which has had limited operations over the last year as a holding company. The acquisition is to be accounted for as a reverse recapitalization in which the Company has been determined to be the acquirer for accounting purposes. The accounting rules of recapitalization treat GJC Holdings, Inc. as the acquirer, and accordingly, Income Statement activity prior to April 26, 2011 will only include the results of GJC Holdings, Inc.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Asiana Dragons, Inc. was originally incorporated in the State of Delaware in January 2009 as DragonTel, Inc. In January 2009, DragonTel, Inc. changed its name to Asiana Dragons, Inc.

In October 2009, Asiana Dragons, Inc. entered into an Agreement and Plan of Merger and Reorganization China Container Merger Co and its wholly-owned subsidiary 09CCM, Inc. in order to institute a Section 251(g) Delaware General Corporation Law Holding Company Merger and Reorganization. As a result of the merger and reorganization Asiana Dragons, Inc. was the surviving corporation, and the shareholders of China Container Merger Co, exchanged 1 share of their common stock for 1 share of the common stock of Asiana Dragons, Inc.

After the reorganization and merger, the Company's corporate structure was:



Asiana Dragons, Inc.
(A Delaware Corporation)
09CMM, Inc.
Sold in December 2009
China Container Merger Co
(A Delaware Corporation)
Wholly-Owned Subsidiary of
09CMM
China Dragon
Telecom, Ltd.
(A Colorado Corporation)
Dragon Telecom
International, Ltd.
(A Hong Kong
Corporation)
China Dragon
Telecom Holdings,
Inc.
(A Colorado
Corporation)

On December 30, 2009, Asiana sold its wholly-owned subsidiary, 09CCM and 09CCM's subsidiary, China Container Merger Co, to an unrelated third party for $10.

During 2009, Asiana's officers and directors attempted to establish operation in the telecommunications industry. These operations were to be primarily based in China, Hong Kong, Vietnam and the United States to focus on providing voice over internet protocol (VoIP), international private line circuits (IPLC) and internet data center (IDC) services. During this period, Asiana, through its subsidiaries, entered into agreements to acquire control of businesses with the necessary business and telecommunications licenses to operate and provide the targeted services in these countries.

Asaina, after limited success in its business plan divested itself of its subsidiaries: China Dragon Telecom, Ltd., Dragon Telecom International, Ltd. and China Dragon Telecom Holdings, Inc.

In April 2011, Asiana entered into an Acquisition Agreement with GJC and the shareholders of GJC to acquire GJC Holdings, Inc. in exchange for 500,000 shares of Asiana's Series "A" Supermajority Preferred and 600,000 shares of Asiana's Series "B" Convertible Preferred Shares, and promissory note for $150,000. As a result of such acquisition, the Mr. Harris resigned as an officer and director of Asiana. Mr. Joseph Bartel, the sole shareholder and an officer and director of GJC Holdings, was appointed to the Board of Directors of Asiana at that time.

GJC Holdings, Inc. was incorporated in March 2008, in the State of Delaware and does business under the trade name "Gimmee Jimmy's Cookies".

At the time of this filing, GJC is the Company's only subsidiary.



Asiana Dragons, Inc.
(A Delaware Corporation)
GJC Holdings, Inc.
(A Delaware Corporation)

In April 2011, Mr. Joseph Bartel, an officer and director of GJC Holdings, Inc. entered into share purchase agreements with Mr. Harris and Mr. Stephen Sheo, the majority shareholders of Asiana to purchase their outstanding shares in Asiana. As a result of the purchase Mr. Bartel became the majority shareholder of Asiana.

Business History of GJC Holdings, Inc.

Cookie Associates, Inc. was incorporated in 1983 in New Jersey and began doing business as Gimmee Jimmy's Cookies. Cookie Associates applied for and received the trade name Gimmee Jimmy's Cookies. For approximately 21 years, Cookie Associates focused on Christmas-season cookie gifts and relied upon corporate customers with large gift lists. Some of these corporate customers, which included banks and auto dealerships, also ordered cookies throughout the year. It sold its cookies in Kings Supermarkets, an upscale grocer with most of its stores in Northern New Jersey.

In 2003, Cookie Associates, Inc. in order to grow it markets by began to open chic retail stores known as "Gimmee Jimmy's Cookie Bars". The first Cookie Bar was opened in Montclair, New Jersey in 2005, and the second Cookie Bar was opened in 2008 in Livingston, New Jersey. Shortly after opening the second Cookie Bar, the operations provided to be unsuccessful and the management of Cookie Associates started began to close stores and winding down operations.

In June 2009, as an alternative to filing bankruptcy, Cookie Associates, Inc. filed an Assignment for the Benefit of Creditors with the Superior Court of Essex County, New Jersey ("Creditor Assignment.") As a result of the Creditor Assignment, the assets of Cookie Associates, which at the time, consisted mainly of the Gimmee Jimmy's trade name and a sundry of bakery equipment were put into a trust with the Superior Court to be sold for the benefit of the creditors of Cookie Associates. On June 19, 2009, the management of GJC, Mr. Joseph Bartel, for $33,000 purchased the following unencumbered assets from the Court: (1) the trade name Gimmee Jimmy's Cookies, (2) the customer lists of the Company, (3) the original recipes from the founder, and (4) the existing bakery equipment. As a result of the sale, Cookie Associates creditors were paid and Cookie Associates was dissolved by the Court.

GJC Holdings operated the one remaining retail and production location in Montclair, NJ until August 31, 2009. GJC Holdings then moved the entire operation to a 5,000 square foot commercial baking facility in September 2009 in Hawthorne, New Jersey. In August 2011, GJC moved to a baking facility in Paterson, New Jersey.

4. PLAN OF OPERATIONS

(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company's anticipated plan of operations, upon receipt of the funds from this Offering, is as follows.

The principal purpose of this offering is to fund the Company with working capital and capital expenditures for its wholly-owned subsidiary, GJC. We intend to devote a major portion of our resources to online and other forms of marketing to increase individual and commercial sales. Further, we intend to upgrade our baking equipment to increase capacity and efficiency. Accordingly, our officers and board of directors have developed the plan of operations and our use of proceeds based on such plan of operations. In the event funds cannot be raised, we may not be able to carry out our business plan, may never achieve adequate sales to permit growth, and could fail in business as a result of these uncertainties.

Goals and Milestones

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Number of Months After Receipt of Proceeds When Should Be Accomplished
Capitalize the Company	To be achieved through this stock offering.	1 month after the qualification of this Offering
Sales of $20,000 per month	Acquire the baking equipment necessary to increase production at the Paterson baking facility. Such equipment would include: rack ovens, large mixers, sheet pan washers and a high volume flow wrap machine. Hiring of additional staff including 4 bakers, 2 cleaning staff and a sales person. Estimated cost of $500,000.	2 months after receipt of funds from this Offering
Sales of $100,000 per month	Through a marketing campaign to include such electronic means as Google AdWords, Google Ad Sense, use of local print media (i.e. flyers and newspapers), local radio and billboards and direct mailing and telemarketing. Estimated cost of $400,000.	4 months after receipt of funds from this Offering
Sales of $200,000 per month	Through the establishment of a retail-only location in a high foot traffic shopping area in New Jersey. Location will require remodeling and staffing.	8 months after receipt of funds from this Offering

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Number of Months After Receipt of Proceeds When Should Be Accomplished
	The location will be leased. Hiring of 2 full time staff to run facility. Baking to still be done at the Paterson baking facility. Estimated Cost of $290,000.	
Sales of $300,000 per month	Through the establishment of a second retail-only location in the New Jersey. The Location will be in a high foot traffic area and will require remodeling and staffing. The location will be leased. Hiring of 2 full time staff to run the retail location. Baking to still be done at the Paterson baking facility. Estimated Cost of $290,000.	12 months after receipt of funds from this Offering

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Company will need substantial additional capital to support its plan of operations, as described above. If the Company does not receive the proposed funds from Kodiak Investment Group, the Company will not be able to proceed with its proposed Plan of Operations.

The Company has only minimal revenues from its bakery products business. The Company has no additional committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, the Company may not be able to carry out GJC's business plan, may never achieve the sales milestones discussed above, and could fail in business as a result of these uncertainties.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were the net, after-tax earnings for the last fiscal year?**

   For the year ended December 31, 2010, the after-tax earnings of the Company was ($173,825) or (($173.83) per share.)

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

   Not Applicable

7. **(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

   The net tangible book value at June 30, 2011 is ($0.67) per share.

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

NAME	COMMON SHARES	CONSIDERATION	DATE OF ISSUANCE
Joseph Bartel, Director	190,000,000	In exchange for shares of GJC	4/26/2011
Kodiak Capital Group, LLC	1,083,333	Commitment Fee for Financing Services	4/29/2011
Christopher Muneio	583,333	Commitment Fee for Financing Services	4/29/2011
Redgie Green, Officer & Director of Asiana Dragons, Inc.	200,000	Services as an officer and director	4/29/2011

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assuming the exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversion of any convertible securities offered in this offering.)**

   If the maximum is sold: 7.91%

(b)What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page? (Total outstanding shares after offering times offering price)

If the maximum is sold: _______*

The price per share to be sold is determined by formula based upon the closing market price of the Company's common stock at the time the Company provides a "put notice", pursuant to the Investment Agreement with Kodiak Capital, LLC.

*These values assume that the Company's capital structure would be changed to reflect any conversion of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in calculations. The amount of such cash would be: $0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of proceeds from this offering:

	If Maximum Sold Amount %
Total Proceeds	**$ 2,500,000** 100%
Less: Offering Expenses	
Commission & Finders Fees	250,000
Legal & Accounting	10,000
Copying & Advertising	0
Other (Specify):	0
Net Proceeds from Offering	**2,240,000**
Use of Net Proceeds from Offering	
Payment of outstanding Related Party Promissory Note	150,000
Redemption of Series B Preferred Stock	218,000
Budget for 12 Months:	
Salaries	200,000
General & Administrative Expenses	100,000
Rent	92,000
Advertising and Marketing	400,000
Working Capital	580,000
Purchase Equipment	500,000
Total Use of Net Proceeds	**$2,240,000** 100%

(b)If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

First Priority of Use of Proceeds

Mr. Bartel, an officer of GJC, a director and majority shareholder of the Company holds a $150,000 promissory note, which the Company intends to pay in full with proceeds from this offering.

In addition, the Company intends to use proceeds to redeem 218,000 shares of its Series B Convertible Preferred Stock that are held by Mr. Bartel, an officer of GJC Holdings and a director of the Company. In exchange for the 218,000 shares of Series B Convertible Preferred Stock, Mr. Bartel will receive $218,000 ($1 per share) in accordance with the redemption terms of the Series B Convertible Preferred

Stock. After such redemption, Mr. Bartel will still hold 382,000 shares of Series B Convertible Preferred Stock. The Company has no plans to redeem any other shares, at the time of this filing.

As a result of the payment of the promissory note and the redemption of the shares of the Series B Convertible Preferred Stock, Mr. Bartel will receive $368,000 from the proceeds of this Offering.

Secondary Priority of Use of Proceeds

Upon the payment of the outstanding promissory note and the redemption of the shares of the Series B Convertible Preferred Stock, the Company then intends to use funds to support continuing operations and the start of the expansion of the operations of GJC Holdings. These uses include such items as the paying of salaries, fixed costs (i.e. rent) and ingredients. Upon the payment of current costs, management intends to then use proceeds to begin to expand operations.

Third Priority of Use of Proceeds

The third priority of the Use of Proceeds will be to support the following business activities of GJC, the Company's wholly-owned subsidiary, as set forth in greater detail in the Company's Plan of Operations.

1. Launching and expanding sales and marketing campaigns online and offline.
2. Upgrading baking equipment to increase capacity and efficiency.
3. Hiring of additional bakery staff, cleaning staff and sales and marketing staff.
4. The expansion of the GJC from one to two retail-only locations.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment of management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. **(a)If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering. State the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

    No.

    (b)If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year describe the use of proceeds of such indebtedness.

    As part of the acquisition of GJC by Asiana, the following outstanding promissory notes were assigned to Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. Mr. Bartel agreed to forgive such debt in exchange for 600,000 shares of the Company's Series B Convertible Preferred Stock. The Company intends to use $218,000 from the proceeds of the Offering to redeem 218,000 shares of the Series B Convertible Preferred Stock at $1.00 per share.

    - On April 24, 2009, GJC in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, a director and a majority shareholder of GJC, at the time. The note did not accrue interest, unless in default and then at a rate of 18% per annum. GJC entered into a Security and Pledge Agreement on April 24, 2009, the note was secured by 2.5% of the shares of GJC. The proceeds from this note were used to support GJC operations during the, including utility payments during the holiday season to purchase ingredients, pay for part time employees, marketing, rent, electric and telephone.

As a part of the acquisition of GJC by Asiana, the promissory note has been assigned to Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. Mr. Bartel has agreed to the forgiveness of the outstanding amount owed in exchange for shares of the Company's Series B Convertible Preferred Stock.

- On October 15, 2010, GJC in exchange for cash of $50,000 entered into a $50,000 secured commercial promissory note, with an unrelated third party, Mr. Michael Wall. The note had an interest payment of $10,000. The note had a due date of February 15, 2011. GJC entered into a Security and Pledge Agreement on October 15, 2010, the note was secured by 10% of the shares of GJC and certain equipment of GJC. The Security and Pledge Agreement provided for the note holder to be able to file an UCC-1 with the Secretary of State of Delaware, though Mr. Wall has not made any such filing.

  The equipment securing the note included:

  Champion dough extrusion machine
  Excelsior bread mixer
  Blodgett double-stack oven
  White refrigerated GMC3500 van,

  The proceeds from the note were used to purchase ingredients for cookies to sell during the 2010 Christmas season and proceeds were used to make rent and utility payments. A small portion of the funds were used to conduct limited advertising,

  As a part of the acquisition of GJC by Asiana, the promissory note has been assigned to Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. Mr. Bartel has agreed to the forgiveness of the outstanding amount owed in exchange for shares of the Company's Series B Convertible Preferred Stock.

- On October 1, 2010, GJC in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, a director and majority shareholder of the Company and an unrelated third party, Mr. Yusaf Cassim. The note accrues interest at 20%. The note had a due date of February 1, 2011. The proceeds from the note were used to support GJC's operations, such as the purchase of ingredients and to conduct limited advertising. In addition the funds were used to purchase a large walk in freezer, ovens and baking racks and other baking utensils for use at the baking facility.

  As a part of the acquisition of GJC by Asiana, the promissory note has been assigned to Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. Mr. Bartel has agreed to the forgiveness of the outstanding amount owed in exchange for shares of the Company's Series B Convertible Preferred Stock.

- On April 26, 2011, the Company issued a $150,000 promissory note to Mr. Bartel, a director and majority shareholder of the Company, as part of the acquisition purchase price of GJC by Asiana. The note has a term of one year and an annual interest rate of

2%. The Company did not receive any proceeds from this promissory note. The Company intends to use the proceeds from this offering to pay this promissory note in full.

(c)If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stock holders of the Company of their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company does intend to use approximately $500,000 of the proceeds to purchase assets consisting of bakery equipment for its facility. These assets will be purchased from wholesalers of such equipment.

The Company does not have any plans and does not intend to acquire any assets from officers, directors, employees or principal stock holders of the Company.

(d)Any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

- The Company intends to use $218,000 to redeem 218,000 shares of Series B Convertible Preferred Stock at $1.00 per share from Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company.

- The Company intends to pay in full, the $150,000 promissory note held by Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. The promissory note was issued to Mr. Bartel as part of the acquisition of GJC by Asiana.

- Mr. Bartel, an officer of GJC and a director of the Company, will also receive a salary of $5,000 per month upon the completion of this Offering.

- Mr. Green, an officer and director of the Company, will be eligible to receive $500 a month for attendance at meetings of the Board of Directors, plus reimbursement for any meeting-related travel expenses.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

If the Company is unable to raise the capital or produce significant cash from its operations in the immediate short term, the Company will be forced to cease its operations.

The Company intends to settle its outstanding $150,000 promissory note held by Mr. Bartel which is due in April 2012.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If we are able to raise the maximum of this offering, $2,500,000, we will have sufficient funds, when combined with funds generated by revenues, to support both operational activities and growth activities.

If we are unable to raise at least $1,000,000 from this offering, we will have insufficient funds, even when combined with the capital generated by revenues to support operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding As of: June 30, 2011	As Adjusted Maximum
Debt:		
Short-term debt (average interest rate 2%)	$ 184,853	$ -
Long-term debt (average interest rate __%)	$ -	$ -
Total debt	$ 184,853	$ -
Stockholders' equity (deficit):		
Preferred stock – par or stated value	$ 110	$ 88
Common stock – par value	$ 20,992	$ 22,784
Additional paid in capital	$ 5,227,768	$ 7,725,975
Retained earnings (deficit)	$(5,389,639)	$(5,850,243)
Total stockholders' equity (deficit)	$ (140,769)	$(1,898,604)
Total Capitalization	$ (184,686)	$1,872,000

Number of preferred shares authorized to be outstanding:

A total of 10,000,000 preferred shares are authorized for issuance. Series of Preferred Shares authorized and issued are as follows:

Number of Call or Preferred Shares Authorized	Number of Call or Preferred Shares Issued and Outstanding	Par Value shares Authorized	Per Share
1,000,000 Series A	500,000 Series A	$0.0001	$1.00
1,000,000 Series B	600,000 Series B	$0.0001	$1.00

Number of common shares authorized: 500,000,000 shares. Par or stated value per share, if any: $0.0001.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 600,000 common shares to cover the conversion of the Series B Convertible Preferred Stock

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock [ ] Preferred or Preference Stock [ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ] Other:____________________________________

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[ ]	[X] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences(specify):____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: *Not Applicable*

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b)If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

18. If securities are Preference or Preferred stock: *Not Applicable.*

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

As part of the Share Purchase Agreement, entered into by Mr. Joseph Bartel, a director and majority shareholder of the Company and the Company's former shareholders, Messrs. George Harris and Steven Sheo, Mr. Bartel and the Company have agreed that other then the common shares to be issued as part of this Offering and the $150,000 promissory note issued to Mr. Bartel, the Company would refrain from issuing any other shares or debt to be issued till during the term of the promissory note entered into between Messrs. Harris and Sheo. The promissory note between Messrs. Harris, Sheo and Bartel has a due date of August 1, 2011. At the time of this filing, the promissory note is in default and an extension of the terms is being negotiated.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): ($140,769)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Kodiak is not selling the securities offered herewith to any third parties.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The shares are being purchased solely by Kodiak. Pursuant to the Investment Agreement, Kodiak has received 1,666,666 shares of the Company's restricted common stock. In addition, Kodiak will receive a cash commission of $250,000.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

There is not a material relationship between Kodiak and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Joseph Bartel, a director of the Company and its majority shareholder, contacted Kodiak to raise capital for the Company. Mr. Bartel negotiated the terms and conditions of the offering with Kodiak on the Company's behalf. Mr. Bartel is not a broker dealer.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

The shares of common stock in this Offering are being issued as "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

As of October 31, 2011, the Company has 209,915,022 shares of restricted common stock issued and outstanding. Of which 200,700,000 are held by officers, directors and affiliates of the Company.

The remaining 9,215,022 shares of restricted common stock the Company's believes are subject to the 6 month holding requirement of Rule 144. The Company is unable to determine the date of termination of such restrictions for these shares.

These shares are classified as "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

None.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer, President and Director

Name: Redgie Green Age: 57

Office Street Address: 1700 Prospect Street, Sarasota, FL 34239

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Concord Ventures, Inc. since 2006 and Aspeon, Inc. (2006-2009) and has been appointed as an officer and director of Captech Financial, Inc. in May 2006 until late 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. He was a Director of Sun River Energy, Inc. from 1998 through 2010. He also served as President from 2009 until 2010. He has been a director of IntreOrg Systems, Inc. since 2009 and a director of International Paintball Association, Inc. since 2009.

Education (degrees, schools, and dates): Highschool

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: < 40 hours

30. Chief Operating Officer: *Not Applicable* Title:

Name: ____________________________ Age: ____________________________

Office Street Address: Telephone No.: ( ) ________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Acting Chief Financial Officer, Chief Executive Officer, President and Director

Name: Redgie Green Age: 57

Office Street Address: 1700 Prospect Street, Sarasota, FL 34239

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Concord Ventures, Inc. since 2006 and Aspeon, Inc. (2006-2009) and has been appointed as an officer and director of Captech Financial, Inc. in May 2006 until late 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. He was a Director of Sun River Energy, Inc. from 1998 through 2010. He also served as President from 2009 until 2010. He has been a director of IntreOrg Systems, Inc. since 2009 and a director of International Paintball Association, Inc. since 2009.

Education (degrees, schools, and dates): High School

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: < 40 Hours

32. Other Key Personnel:

(A) Name: Joseph Bartel Age: 33

Title: Chairman and Director of Asiana Dragons, Inc., Sole Officer and Director of GJC Holdings, Inc.

Office Street Address: 1700 Prospect Street, Sarasota, Florida 34329

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Joseph Bartel trained as a commercial litigator with Debevoise & Plimpton LLP in New York City, which work enmeshed him in the world of complex mergers, acquisitions, and business operations. Mr. Bartel was with Debevoise & Plimpton from September 2002 through August 2004. In 2004, Mr. Bartel left New York to operate Elliot Watson Companies LLC in Florida, a real-estate investment business which completed development projects in Florida as well as in Ecuador. Mr. Bartel was with Elliot Watson Companies, LLC from 2004 through 2006. In 2006, Mr. Bartel began to manage the operations of Bottom Line Associates, LLC, a Delaware entity, which obtains controlling stakes in small, publicly-traded companies and then restructures those companies. Most recently, Mr. Bartel took on the role of CEO for Gimmee Jimmy's Cookies in 2009. Mr. Bartel's real-world understanding of the intersection of law and business has positioned him to lead Gimmee Jimmy's Cookies in the short-term as a privately-held entity as well as to shepherd Gimmee Jimmy's Cookies to growth as a public company. Mr. Bartel serves the sole officer and director of GJC Holdings, Inc. Mr. Bartel is the sole officer and director of April Energy, Inc. reorganized into AE Holding I, Inc. from 2007 to present. Mr. Bartel was sole officer and director of the predecessor company to Asiana Dragons, Inc. from 2007 till 2008.

Education (degrees, schools, and dates):

Yale Law School – Juris Doctorate – 2002
Columbia University - 1999

Also a Director of the Company [X] Yes [ ] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The Company's directors are nominated by and appointed by the sitting Board of Directors, until a shareholders' meeting is held. At any shareholder meeting, the shareholders will be asked to approve the appointment of directors that have been nominated by the Board of Directors.

34. Information concerning outside or other Directors (i.e. those not described above):

See Questions 31 and 32.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No

Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Green has served as an officer and director of several development stage companies including:

Golden Dragon, Inc.	Director	Since 2006
Aspi, Inc.	Director	2006-2009
IntreOrg Systems, Inc.	Director	Since 2009
International Paintball Association, Inc.	Director	Since 2009
Sun River Energy, Inc.	Officer & Director	1998-2010

Mr. Green served as director to these companies until such company was out of the development stage and/or required more seasoned management. In the case of Golden Dragons, Inc. and Aspi, Inc., Mr. Green assisted with their reorganization activities.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

In June 2009, as an alternative to filing bankruptcy, Cookie Associates, Inc. filed an Assignment for the Benefit of Creditors with the Superior Court of Essex County, New Jersey ("Creditor Assignment.") As a result of the Creditor Assignment, the assets of Cookie Associates, which at the time, consisted mainly of the Gimmee Jimmy's trade name and a sundry of bakery equipment were put into a trust with the Superior Court to be sold for the benefit of the creditors of Cookie Associates. On June 19, 2009, the management of GJC, Mr. Joseph Bartel, for $33,000 purchased the following unencumbered assets from the Court: (1) the trade name Gimmee Jimmy's Cookies, (2) the customer lists of the Company, (3) the original recipes from the founder, and (4) the existing bakery equipment. As a result of the sale, Cookie Associates creditors were paid and Cookie Associates was dissolved by the Court.

Mr. Bartel was not a creditor or a member of the management of Cookies Associates, Inc. GJC was not involved in the proceedings, other than as the purchaser of the assets described above.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name Address Phone Principal Occupation	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total (1)	No. of Shares After Offering if All Securities Sold (2)	% of Total (2)
Joeseph Bartel, Director 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Common Shares	$0.0001	200,500,000	95.51%	200,882,000	86.20%
Joeseph Bartel, Director 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Series A Preferred Stock (3)	$1.00	500,000	100%	500,000	100%
Joeseph Bartel, Director 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Series B Preferred Convertible Stock (4)	$1.00	600,000	100%	0	0%

(1) As of October 31, 2011, there were 209,915,022 shares of common stock issued and outstanding.
(2) Assuming the sale of 17,921,146 shares of common stock and the conversion of 382,000 shares of the Series B Preferred Convertible Common Stock for 382,000 shares of common stock for a total of 233,018,168 shares of common stock issued and outstanding.
(3) Series A Preferred Stock shares are not convertible into shares of the Company's common stock. The shares have a deemed purchase price of $1.00 per share. Such shares were issued as part of the acquisition of GJC by Asiana.
(4) The shares of Series B Preferred Convertible Stock are convertible on a 1 for 1 basis into shares of the Company's common stock. If all shares were converted the holder of the Series B Preferred Convertible Stock would receive 600,000 shares of common stock. The shares have a deemed purchase price of $1.00 per share. The Company intends to redeem 218,000 shares of the Series B Preferred Stock using the proceeds of this Offering. After such redemption, there would be 382,000 shares of Series B Preferred Stock issued and outstanding. Such shares were issued as part of the acquisition of GJC by Asiana.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 200,700,000 shares (95.61% of total outstanding)
After offering:
a) Assuming minimum securities sold: 0 shares (0% of total outstanding)
b) Assuming maximum securities sold: 201,082,000 shares (86.29% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On April 24, 2009, GJC in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, an officer of GJC and a director and shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. GJC entered into a Security and Pledge Agreement on April 24, 2009, the note was secured by 2.5% of the shares of GJC. The proceeds from this note were used to support GJC Holdings' operations during the, including utility payments during the holiday season to purchase ingredients, pay for part time employees, marketing, rent, electric and telephone.

As a part of the acquisition of GJC by Asiana, the promissory note has been assigned to Mr. Bartel, an officer of GJC and a director and majority shareholder of the Company. Mr. Bartel agreed to the forgiveness of the outstanding amount owed in exchange for shares of the Company's Series B Convertible Preferred Stock.

On April 26, 2011, the Company issued a $150,000 promissory note to Mr. Bartel, a director and majority shareholder of the Company, as part of the acquisition purchase price of GJC by Asiana. The note has a term of one year and an annual interest rate of 2%. The Company did not receive any proceeds from this promissory note. The Company intends to use the proceeds of this Offering to pay this promissory note in full.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year, December 31, 2010:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Others:		
Joe Bartel, Director	$0.00	$0.00
Total	$0.00	$0.00
Directors as a group (2 individuals)	$0.00	$0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

In April 2011, Mr. Green, an officer and director of the Company, was issued 200,000 restricted common shares for his services, valued at par value of $0.0001 for a compensation expense of $20.

(c) If any employment agreements exist or are contemplated, describe:

No officers have employment agreements with the Company.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 600,000 shares of the Series B Convertible Preferred Stock (2.73%) of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. The Series B Convertible Preferred Stock was not approved by the shareholders.

State the expiration dates, exercise prices and other basic terms for these securities:

The Series B Convertible Preferred Stock has a conversion rate of 1 share for 1 share of restricted common stock. The Series B Convertible Preferred Stock is automatically converted into common stock if the Company's common stock should have a closing market price of $1.00 for a period of 45 days.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c)Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Board of Directors has the right to approve future stock purchase agreements, stock options, warrants and rights. The shareholders of the Company have the rights granted to them under Title 8, Chapter I, §242 of Delaware General Corporation Law.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company has not engaged a Tax Advisor, as it is a C Corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Unaudited Financial Statements for the years ended December 31, 2010 and 2009.

Unaudited Financial Statements for the six months ended June 30, 2011 and 2010.

ASIANA DRAGONS, INC.
(FORMERLY GJC HOLDINGS, INC.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Unaudited)

GJC HOLDINGS, INC.
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	December 31, 2010	December 31, 2009
Assets		
Current Assets:		
Cash	$ -	$ -
Prepaid expenses	-	4,090
Total Current Assets	-	4,090
Other assets:		
Intangible assets, net accumulated amortization of $4,950 and $1,650, respectively	28,050	31,350
Total Other Assets	28,050	31,350
Total Assets	$ 28,050	$ 35,440
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Bank overdraft	$ 6,082	$ 9,350
Accounts payable	-	2,204
Accrued liabilities	29,966	10,956
Advances, related party	565,469	500,972
Advances	35,000	-
Notes payable	66,929	13,529
Total Current Liabilities	703,446	537,011
Stockholders' (Deficit) Equity		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		
Common stock, $0.001 par value; 500,000,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	1	1
Additional paid-in capital	999	999
Deficit accumulated during the development stage	(676,396)	(502,571)
Total Stockholders' (Deficit) Equity	(675,396)	(501,571)
Total liabilities and stockholders' (deficit) equity	$ 28,050	$ 35,440

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDTED)

	2010	2009
Sales	$ 354,097	$ 537,694
Cost of Sales	144,352	135,866
Gross Profit	209,745	401,828
Operational expenses:		
General and Administrative	233,854	223,956
Payroll expense	130,706	150,988
Business acquistion expense	-	192,341
Total operational expenses	364,560	567,285
Other Income (Expense):		
Interest expense	(19,011)	(735)
	(19,011)	(735)
Net loss	$ (173,825)	$ (166,193)
Per share information		
Net loss per common share Basic	$ (173.83)	$ (166.19)
Weighted average number of common stock outstanding	1,000	1,000

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENT OF STOCKHOLDER'S (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	Common Stock Number of shares	Amount	Additional paid-in Capital	Accumulated Deficit	Totals
Balance - December 31, 2008	1,000	$ 1	$ 999	$ (336,378)	$ (335,378)
Net loss	-	-	-	(166,193)	(166,193)
Balance - December 31, 2009	1,000	1	999	(502,571)	(501,571)
Net loss	-	-	-	(173,825)	(173,825)
Balance - December 31, 2010	1,000	$ 1	$ 999	$ (676,396)	$ (675,396)

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	2010	2009
Cash Flows from Operating Activities:		
Net Loss	$ (173,825)	$ (166,193)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	3,300	1,650
Changes in operating assets and liabilities:		
Increase in prepaid expenses	4,090	(4,090)
Increase in accounts payable	(2,204)	2,204
Increase in accrued liabilities	19,011	10,956
Net Cash Used by Operating Activities	(149,628)	(155,473)
Cash Flows from Investing Activities		
Purchase of intangible business assets	-	(33,000)
Net Cash Used in Investing Activities	-	(33,000)
Cash Flows from Financing Activities:		
Bank overdraft	(3,268)	8,973
Proceeds from related party advances	64,496	165,972
Proceeds from note payable and advances	88,400	16,000
Payment on note payable	-	(2,472)
Net Cash Provided by Financing Activities	149,628	188,473
Net Increase (decrease) in Cash	-	-
Cash and Cash Equivalents - Beginning of Period	-	-
Cash and Cash Equivalents - End of Period	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest expense	$ -	$ -
Cash paid for income taxes	$ -	$ -

See the notes to these financial statements.

GJC HOLDINGS, INC.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009
(Unaudited)

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

GJC Holdings, Inc. ("the Company") was incorporated on March 20, 2008 in the state of Delaware.

The Company offers an extensive range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the company's website, www.gjcookies.com.

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when it is earned and expenses are recognized when they occur.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred. The Company incurred $30,005 and $5,888 in advertising expense for the years ended December 31, 2010 and 2009, respectively.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the years ended December 31, 2010 and 2009, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

Stock-Based Compensation

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

Fair Value of Financial Instruments

The carrying amount of accounts payable, accrued expenses, convertible promissory notes are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Income Taxes

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") issued *Proposed Accounting Standard Update (Topic 450) – Disclosure of Certain Loss Contingencies*. This amendment would lower the current disclosure threshold and broaden the current disclosure requirements to provide adequate and timely information to assist users in assessing the likelihood, potential magnitude, and potential timing (if known) of future cash outflows associated with loss contingencies. For public entities, the new guidance would be effective for fiscal years ending after December 15, 2010, and interim and annual periods in subsequent fiscal years. The Company is currently evaluating the impact of the future adoption of the Update.

There were various other accounting standards and interpretations issued in 2008, 2009 and 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

NOTE 2 – GOING CONCERN

The Company's financial statements for the years ended December 31, 2010 and 2009 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $173,825 for the year ended December 31 2010 and had an accumulated deficit of $676,396 as of December 31, 2010. At December 31, 2010, the Company had a working capital deficit of $675,396.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To the extent the Company's operations are not sufficient to fund the Company's capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

NOTE 3 – OTHER ASSETS

Intangible Assets

On June 19, 2009, the Company purchased, pursuant to a Court Order, the machinery, equipment, telephone number, trade name, good will and all other intangible and tangible assets from Cookie Associates, Inc. d/b/a Gimme Jimmy Cookies for cash of $33,000. The Company has booked an asset of $33,000 in connection with this purchase. The equipment and machinery included in the purchase had already been fully depreciated at the time of purchase.

The Company is amortizing the intangible assets over a 10-year period at a rate of $3,300 per year. During the years ended December 31, 2010 and 2009, the Company recognized amortization expenses of $3,300 and $1,650, respectively.

NOTE 4 – ADVANCES - RELATED PARTY

During the years ended December 31, 2010 and 2009, Mr. Joe Bartel, an officer, director and shareholder of the Company advance funds of $165,972 and $64,496 to the Company to support operations. Such funds are due on demand. At December 31, 2010 and 2009, the Company owed $565,469 and $500,972 to Mr. Bartel.

NOTE 5 – ADVANCES

During the year ended December 31, 2010, an unrelated third party advance $35,000 to the Company to support operations. The funds are due on demand.

NOTE 6 – NOTES PAYABLE

On April 24, 2009, the Company in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, an officer, director and shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. The Company entered into a Security and Pledge Agreement on April 24, 2009, the note is secured by 2.5% of the shares of the Company.

The note has a due date of October 24, 2009 and is currently in default. During the year ended December 31, 2009, a payment of $3,000 was made against the principal and accrued interest. At December 31, 2010, the Company owed $16,170 on the note ($13,528 in principal and accrued interest of $3,171.) The Note is currently in default.

On October 15, 2010, the Company in exchange for cash of $50,000 entered into a $50,000 secured commercial promissory note, with an unrelated third party. The note has an interest payment of $10,000. The Company entered into a Security and Pledge Agreement on October 15, 2010, the note is secured by 10% of the shares of the Company and certain equipment of the Company.

The note has a due date of February 15, 2011 and is currently in default. At December 31, 2010, the Company owed $60,000 on the note ($50,000 in principal and accrued interest of $10,000.) The Note is currently in default.

On October 1, 2010, the Company in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, an officer, director and shareholder of the Company and an unrelated third party. The note accrues interest for the first four months of the note at 20%. The note has a due date of February 1, 2011. The note is currently in default.

NOTE 8 – LEASE

On August 31, 2009, the Company entered into a 2-year lease for the facilities its 5,200 sq. foot operational facilities at a rate of $2,603. The Company does have an option to renew the lease for an additional 2-year period, if it gives notice to the landlord by April 1, 2011. Payments under the life of the lease are as follows:

Period Ended	Amount
8-31-11	$23,224

NOTE 9- SHAREHOLDERS' EQUITY (DEFICIT)

The authorized capital stock of the Company is 10,000,000 shares of preferred stock and 500,000,000 shares of common stock with a $0.001 par value. At December 31, 2010, the Company had 1,000 shares of its common stock issued and outstanding. The Company does not have any preferred shares issued.

During the years ended December 31, 2010 and 2009, the Company did not issue any shares of its common stock.

NOTE 10 – TAXES

The Company is subject to foreign and domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss (NOL) carry-forwards. The NOL carry forwards expire in various years through 2030. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL Carry-forward Benefit	Valuation Allowance	Net Tax Benefit
December 31, 2010	173,825	(173,825)	-
December 31, 2009	166,193	(166,193)	-

NOTE 11 – SUBSEQUENT EVENTS

Acquisition

On April 26, 2011, the Company entered into An Acquisition Agreement (the Agreement) with Asiana Dragons, Inc. (Asiana). Asiana is a Delaware Company which has had limited operations over the last year as a holding company.

The Agreement provided for the Company to exchange all of its issued and outstanding restricted shares of common stock to Asian in exchange for 190,000,000 shares of restricted common stock of Asiana, 500,000 shares of restricted shares of Series A Supermajority Preferred stock of Asian and 600,000 shares of restricted Series B Convertible Non-voting Preferred stock of Asiana.

The acquisition is to be accounted for as a reverse recapitalization in which the Company has been determined to be the acquirer for accounting purposes. The accounting rules of recapitalization treat GJC Holdings, Inc. as the acquirer, and accordingly, Income Statement activity prior to April 26, 2011 will only include the results of GJC Holdings, Inc.

ASIANA DRAGONS, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)

Asiana Dragons, Inc. and Subsidiary
Consolidated Balance Sheets
June 30, 2011 and December 31, 2010
(unaudited)

	June 30, 2011	December 31, 2010
Assets		
Current assets:		
Cash	$ -	$ -
Prepaids and other receivables	167	-
Total current assets	167	-
Other Assets:		
Fixed assets, net of accumulated depreciation of	43,917	28,050
Other assets		-
	43,917	28,050
Total assets	$ 44,084	$ 28,050
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 34,853	$ 36,048
Due to related party	150,000	600,469
Notes payable	-	66,929
Total current liabilities	184,853	703,446
Shareholder's equity:		
Preferred series A stock, $0.0001 par value, 10,000,000 shares authorized, 500,000 shares issued and outstanding	50	-
Preferred series B stock, $0.0001 par value, 10,000,000 shares authorized, 600,000 shares issued and outstanding	60	-
Common stock, $0.0001 par value; 500,000,000 shares authorized, 209,915,022 and 18,048,356 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	20,992	1
Additional paid-in capital	5,227,768	999
Accumulated deficit	(5,389,639)	(676,396)
Total shareholder's equity	(140,769)	(675,396)
Total liabilities and shareholder's equity	$ 44,084	$ 28,050

See accompanying notes to these financial statements.

Asiana Dragons, Inc. and Subsidiary
Consolidated Statements of Operations
For the three and six months ended June 30, 2011 and 2010
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2011	**2010**	**2011**	**2010**
Revenues:				
Sales	$ 61,139	$ 45,091	$ 165,414	$ 110,290
Cost of sales	17,136	13,026	20,784	36,121
Gross profit	44,003	32,065	144,630	74,169
Operating expenses:				
Depreciation	1,294	825	2,901	1,650
Rent expense	11,808	11,700	23,616	23,400
Property operations	24,977	4,886	45,044	10,770
General and administrative	24,055	35,240	70,967	89,300
Total operating expenses	(62,134)	(52,651)	(142,528)	(125,120)
Other Income (Expense)				
Interest expense	(7,163)	(609)	(19,805)	(1,218)
Gain on early exstinguishment of debt	664,265	-	664,265	-
	657,102	(609)	644,460	(1,218)
Income before income taxes	638,971	(21,195)	646,562	(52,169)
Provision for income taxes	-	-	-	-
Net Income (loss)	$ 638,971	$ (21,195)	$ 646,562	$ (52,169)
Earnings per common share	$ 0.00	$ (21.20)	$ 0.00	$ (52.17)
Weighted-average shares outstanding	209,715,022	1,000	209,715,022	1,000

See accompanying notes to these financial statements.

Asiana Dragons, Inc. and Subsidiaries
Statement of Stockholder's Equity (Deficit)
For the Six Months Ended June 30, 2011
(Unaduited)

	Common		Preferred A		Preferred B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2010	1,000	$ 1	-	$ -	-	$ -	$ 999	$ (676,396)	$ (675,396)
Reclassification of prior year assets	–	–	–	–	–	–	–	18,768	18,768
Net loss (at merger date)	–	–					–	(9,359)	(9,359)
Reverse merger of AD and GJC	208,048,356	20,805	500,000	50	600,000	60	5,227,768	(5,379,573)	(130,890)
Gain from the early extinguishment of debt								664,265	664,265
Redemption of GJC shares per acquisition agreement	(1,000)	(1)					(999)	1,000	-
Balanace at April 26, 2011	208,048,356	$ 20,805	500,000	$ 50	600,000	$ 60	$ 5,227,768	$ (5,381,295)	$ (132,612)
Issuance per Kodiak agreement	1,666,666	167							167
Issuance to Officer and Director	200,000	20							20
Net loss								(8,344)	(8,344)
Balance at June 30, 2011	209,915,022	$ 20,992	500,000	$ 50	600,000	$ 60	$ 5,227,768	$ (5,389,639)	$ (140,769)

See accompanying notes to these financial statements.

Asiana Dragons Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the six months ended June 30, 2011
(Unaudited)

	2011	2010
Cash flows from operating activities		
Net Income (Loss)	$ 646,582	$ (52,169)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Gain from the early extinguishment of debt	(664,265)	-
Common stock issued to Officer & Director for services	20	-
Depreciation	2,901	825
Changes in operating assets and liabilities:		
Accounts receivable and other receivables	–	–
Prepaids and other assets	–	2,579
Due to related parties	83,071	52,790
Accounts payable and accrued expenses	(1,195)	(4,025)
Net cash provided by operating activities	67,114	–
Cash flows from financing activities		
Fixed asset acquired	(18,768)	–
Net cash provided by financing activities	(18,768)	–
Cash flows from financing activities		
Investments in related parties	(48,159)	–
Issuance of shares officers and directors	(20)	
Issuance of shares related to credit facility	(167)	–
Net cash provided by financing activities	(48,346)	–
Net increase in cash and cash equivalents	–	–
Cash and cash equivalents:		
Beginning	-	-
Ending	$ -	$ -
Supplemental disclosures of cash flow information		
Cash payment for:		
Interest	$ 12,212	$ -

See accompanying notes to these financial statements.

1. Business and Summary of Significant Accounting Policies

Organization

GJC Holdings, Inc. ("GJC" or the "Company") is a Delaware Corporation formed on March 20, 2008. The Company is a wholly-owned subsidiary of Asiana Dragons, Inc. ("Asiana" or the Parent).

The Company generates revenues through the offering of an extensive range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the company's website, www.gjcookies.com.

On April 26, 2011, GJC Holdings, Inc. entered into an Acquisition Agreement (the "Agreement") with Asiana Dragons, Inc. Asiana is a Delaware Company, which has had limited operations over the last year as a holding company.

The Agreement provided for the Company to exchange all of its issued and outstanding restricted shares of common stock to Asiana in exchange for 190,000,000 shares of restricted common stock of Asiana, 500,000 shares of restricted shares of Series A Supermajority Preferred stock of Asiana and 600,000 shares of restricted shares of Series B Convertible Non-voting Preferred stock of Asiana.

Basis of Accounting

The Company has prepared the accompanying unaudited Consolidated Financial Statements ("Financial Statements") in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation and Consolidation

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting. The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

As discussed in *Organization*, the Company was acquired by Asiana Dragon in a transaction accounted for as a Business Combination using the acquisition method of accounting. The acquisition is to be accounted for as a reverse recapitalization, In addition, Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 805-10-55-11 to 15 " Business Combinations –Consideration of all factors" was considered and the Company was determined to be the acquirer for accounting purposes.

FASB ASC 805-50-S99-1 "Business Combinations — Related Issues" requires the application of push down accounting in situations where the ownership of an entity has changed. As a result,

1. Business and Summary of Significant Accounting Policies (continued)

the post-merger financial statements of the Company reflect the new basis of accounting and Statement of Operations activity prior to April 26, 2011 will only include the results of GJC Holdings, Inc.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Codification Statement (ASC) 820, *Fair Value Measurement* (ASC 820) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. The Standard classifies inputs into the following hierarchy:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

The carrying amount of accounts payable, accrued expenses, convertible promissory notes are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

1. Business and Summary of Significant Accounting Policies (continued)

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

Furniture and fixtures	7 – 15 Years
Equipment	5 – 10 Years

Revenue Recognition

The Company recognizes revenue when it is earned and expenses are recognized when they occur.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the six month periods ended June 30, 2011 and 2010, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

Stock-Based Compensation

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Income Taxes

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit

1. Business and Summary of Significant Accounting Policies (continued)

for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") issued *Proposed Accounting Standard Update (Topic 450) – Disclosure of Certain Loss Contingencies*. This amendment would lower the current disclosure threshold and broaden the current disclosure requirements to provide adequate and timely information to assist users in assessing the likelihood, potential magnitude, and potential timing (if known) of future cash outflows associated with loss contingencies. For public entities, the new guidance would be effective for fiscal years ending after December 15, 2010, and interim and annual periods in subsequent fiscal years. The Company is currently evaluating the impact of the future adoption of the Update.

There were various other accounting standards and interpretations issued in 2008, 2009 and 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

2. Going Concern

The Company's financial statements for the six month periods ending June 30, 2011 and 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported net income of $646,562 for the six months ended June 30, 2011 and had an accumulated deficit of $5.4 million as of June 30, 2011. At June 30, 2011, the Company had a working capital deficit of $140,769.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To the extent the Company's operations are not sufficient to fund the Company's capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

3. Other Assets

Intangible Assets

On June 19, 2009, the Company purchased, pursuant to a Court Order, the machinery, equipment, telephone number, trade name, good will and all other intangible and tangible assets from Cookie Associates, Inc. d/b/a Gimmee Jimmy Cookies for cash of $33,000. The Company has booked an asset of $33,000 in connection with this purchase. The equipment and machinery included in the purchase had already been fully depreciated at the time of purchase.

The Company is amortizing the intangible assets over a 10-year period at a rate of $3,300 per year. During the three month periods ended June 30, 2011 and 2010, the Company recognized amortization expenses of $1,650 and $1,650 respectively.

Furniture, Fixtures and Equipment

In January 2011, the Company purchased and installed two commercial freezers with 10-year lives. During the six month periods ended June 30, 2011 and 2010, the Company recognized depreciation expenses of $1,251 and zero, respectively.

4. Notes Payable

As part of the April 26, 2011 merger and as detailed in the Agreement, all outstanding Indebtedness of the Acquiree was converted to Preferred Series B Stock with an accompanying $150,000 subordinated note payable to Joseph Bartel, a related party. The Preferred Series B Stock bears a mandatory annual cumulative dividend of 15% and are convertible into shares of the Company's common stock on a 1 for 1 basis.

The conversion of the debt resulted in the recognition of a gain from the extinguishment of debt that totaled $664,265. At the time of conversion, the Company had $683,375 in outstanding debt, which included $15,977 of accrued interest.

5. Commitments

The Company leases space from unrelated party, which is accounted for as an operating lease and has monthly obligations of $3,963, with annual escalations through the two year period ending August 31, 2012.

6. Shareholders' Equity (Deficit)

The consolidated authorized capital stock of the Company is 5,000,000 shares of preferred stock and 495,000,000 shares of common stock with a $0.0001 par value. At June 30, 201, the Company had 209,715,022 shares of common, 500,000 shares of Preferred Series A and 600,000 shares of Preferred Series B issued and outstanding. At December 31, 2010, the Company had 1,000 shares of its common stock issued and outstanding.

On April 29, 2011, the Company issued 1,666,666 shares to Kodiak Capital Group, LLC (KCG, LLC) in an agreement whereby KCG, LLC agrees to invest up to five million dollars ($5,000,000) to purchase the Company's Common Stock.

On April 39, 2011, the Company issued 200,000 shares of its restricted common stock to an officer and director for the Company for services.

7. Taxes

The Company is subject to foreign and domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss (NOL) carry-forwards. The NOL carry forwards expire in various years through 2031. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company has incurred net losses of $173,825 and $166,193 during the years ended December 31, 2010 and 2009. During the six months ended June 30, 2011, we incurred net income of $646,562, such net income is the result of a one-time extraordinary gain recognized on the forgiveness of debt of $664,265.

Historically, the Company has had a trend of net losses has been a result of low sales combined with the high general and administrative expenses. The Company, historically, has incurred a large amount of expenses in salaries of baking staff, utilities and legal expenses. Salary expense has been reduced as the Company has reduced staff and only hires additional staff during seasonal production. The Company has worked to reduce utilities expenses by replacing older equipment with new energy saving equipment. The Company expects to continue to incur legal expenses, as it works to complete this offering and sees such expenses increasing over the next 12 months.

During the year ended December 31, 2009, we recognized $192,341 in business acquisition expenses, in connection with GJC's acquisition of the assets of Cookie Associates held in the Assignment for the Benefit of Creditors with the Superior Court of Essex County, New Jersey ("Creditor Assignment.") These expenses were not experienced in the year ended December 31, 2010 nor does the Company expect to incur such expenses in the future, as the assets were purchased in June 2009. The Company has no intention of making any further business acquisitions and does not see this as a reoccurring expense to its operations.

The Company, as it progresses is taking those steps it can to run the administrative activities of the Company in a cost-effective as possible. Primarily, by the Company's officers not taking salaries for their services. In addition, management has and is investigating ways to decrease rent and travel expenses, reviewing insurance policies and managing professional fees more effectively.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

We have had a history of net losses which has been a result of not only our inability of our lack funding, but also by our reorganization activities. It is anticipated that with such reorganization activities completed that our management will able to focus on those marketing activities necessary to increase or sales.

Our quarterly results experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the Company's second fiscal quarter. Finally, results during the Company's third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

The Company recognized gross profit margins of 87% and 67%, for the six months ended June 30, 2011 and 2010, respectively, and 59% and 75% for the years ended December 31, 2010 and 2009, respectively. The Company has experienced significant fluctuations in gross profit margins, due primarily to the fluctuations in sales caused by seasonality, but also from fluctuations in advertising and marketing costs during the comparative periods.

What is the anticipated gross margin for next year of operations? Approximately 50%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.
Explain the nature of these sales, including any anticipated changes:

Our revenues are generated through the sale of GJC's extensive range of bakery products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava and biscotti.

Our quarterly results experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the Company's second fiscal quarter. Finally, results during the Company's third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

PART III — EXHIBITS

Item 1. Index to Exhibits and Item 2. Description of Exhibits

The following is a complete list of exhibits filed as part of this Form 1-A.

(b)

Exhibit No.	Description
1.1	Investment Agreement, dated April 5, 2011 by and between Asiana Dragons, Inc. and Kodiak Capital Group, LLC*
2.1	Articles of Incorporation of Asiana Dragons, Inc.*
2.2	By-Laws of Asiana Dragons, Inc.*
3.1	Certificate of Designation of Series A Preferred Stock of Asiana Dragons, Inc.*
3.2	Certificate of Designation of Series B Preferred Convertible Stock, 15% Annual Cumulative Annual Dividend of Asiana Dragons, Inc.*
4	*Form of Subscription Agreement – Not Applicable*
5	*Voting Trust Agreement - Not Applicable*
6	*Material Contracts - Not Applicable*
7	*Material Foreign Patents - Not Applicable*
8.1	Acquisition Agreement, dated as of May 2011, By and Among Asiana Dragons, Inc. and GJC Holdings, Inc. and Its Shareholders**
9	*Escrow Agreement – Not Applicable*
10.1	Consent and Certification of the Underwriter**
11.1	Opinion of Legal Counsel**
12	*Sales Material – Not Applicable*
13	*"Test the Water" Material – Not Applicable*
14	*Appointment of Agent for Service of Process – Not Applicable*
15	*Not Applicable*

*Filed as an Exhibit to the Form 1-A filed with the Securities and Exchange Commission on June 9, 2011.
** Filed herewith.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arvada, State of Colorado, on October 31, 2011.

ASIANA DRAGONS, INC.
(ISSUER)

By: ______________________________
Redgie Green, Chief Executive Officer and Chief Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

October 31, 2011

By: ______________________________
Joe Bartel, Chairman and Director

October 31, 2011

By: ______________________________
Redgie Green, Chief Executive Officer, Chief Accounting Officer and Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arvada, State of Colorado, on October 31, 2011.

ASIANA DRAGONS, INC.
(ISSUER)



By: ______________________
Redgie Green, Chief Executive Officer and Chief Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

October 31, 2011

By: ______________________
Joe Bartel, Chairman and Director



October 31, 2011

By: ______________________
Redgie Green, Chief Executive Officer, Chief Accounting Officer and Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arvada, State of Colorado, on October 31, 2011.

ASIANA DRAGONS, INC.
(ISSUER)

By: ______________________________
Redgie Green, Chief Executive Officer and Chief Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

October 31, 2011

By: 
Joe Bartel, Chairman and Director

October 31, 2011

By: ______________________________
Redgie Green, Chief Executive Officer, Chief Accounting Officer and Director

ACQUISITION AGREEMENT

DATED AS OF

APRIL ____, 2011

BY AND AMONG

ASIANA DRAGONS, INC.

AND

GJC HOLDINGS, INC.

AND

ITS SHAREHOLDERS

ACQUISITION AGREEMENT

This AGREEMENT, dated as of April ___, 2011 (the "Agreement"), by and among Asiana Dragons, Inc., a Delaware Corporation, ("AD"), and GJC Holdings, Inc. a Delaware corporation ("Acquiree") and the shareholders of Acquiree ("Shareholders" as listed on Exhibit A hereto).

WHEREAS, the Board of Directors of AD and Acquiree, respectively, have each approved, as being in the best interest of the respective entities and their stockholders, the Acquisition of Acquiree by AD, in accordance with the applicable provisions of the Delaware General Corporation Laws;

WHEREAS, AD, Shareholders and Acquiree desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and also to prescribe various conditions to the Exchange; and

WHEREAS, this Agreement is intended to accomplish a tax free acquisition pursuant to Section 368 or 351 of the Internal Revenue Code as applicable for benefit of Acquire shareholders.

WHEREAS, this Agreement is intended to set for the terms upon which Acquiree will be acquired by AD from Shareholders.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties do hereby agree as follows:

ARTICLE I
THE CONSIDERATION

SECTION 1.01 *Consideration/Acquisition; Effective Time*

The Acquisition shall become effective upon the delivery of the stock certificates in Acquiree duly executed representing 100% of Acquiree outstanding shares of common stock and delivery of the following consideration:

a) 190,000,000 shares of restricted common stock of AD, 500,000 shares of restricted Series A Supermajority Preferred stock and 600,000 shares of restricted Series B Convertible Non-voting Preferred stock of AD (convertible on a one preferred share to ten common shares basis) bearing an annual cumulative dividend of 15%, shall be issued to Acquiree's Shareholders prorata in exchange for 100% of Acquiree's outstanding common stock.

b) A Promissory Note in the amount of $150,000 payable to Joseph Bartel, subordinated to the Purchase Shares Note to George Harris and Stephen Sheo

SECTION 1.02 *Effects of the Acquisition.*

At the Effective Time and by virtue of the Exchange, all of the outstanding Acquiree common shares shall be conveyed to AD which shall be the sole owning entity of the outstanding common shares of common stock of Acquiree.

SECTION 1.03 *Conversion of Securities.*

As of the Effective Time, by virtue of the Exchange: All of the outstanding common shares of Acquiree that are issued and outstanding immediately prior to the Effective Time, shall be exchanged for shares of AD in the conversion amount. All such shares of Acquiree shall be conveyed to AD, and each holder of a certificate representing such shares shall cease to have any rights with respect thereto, except the right to receive the number of shares of AD Common and Preferred Series A and B Stock to be issued in consideration therefore upon surrender of such certificate in accordance with Section 1.03 (b).

SECTION 1.04 *Exchange Procedures.*

(a) As soon as practicable after the execution hereof, AD shall provide to each Acquiree shareholder a letter of transmittal and Exchange Agreement with representations for execution by shareholder and instructions for use in effecting the surrender of certificates representing shares of Acquiree outstanding immediately prior to the Effective Time (the"Certificates") in appropriate and customary form with such provisions as the board of directors of AD after the Exchange may reasonably specify.

Upon surrender of a Certificate for cancellation to AD, together with such letter of transmittal, duly and properly executed, the holder of such Certificate shall be entitled to receive in exchange therefore a certificate representing that number of shares of AD Common Stock as is equal to the product of the percentage of Acquiree's shares represented by the certificate multiplied by the Conversion Amount, and the Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.04, each Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, AD Common Stock as contemplated by this Section 1.04, together with any dividends and other distributions payable as provided in Section 1.05 hereof, and the holders thereof shall have no rights whatsoever as stockholders of AD. Shares of AD Common Stock issued in the Exchange shall be issued, and be deemed to be outstanding, as of the Effective Time. AD shall cause all such shares of AD Common Stock issued pursuant to the Exchange to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) If any certificate representing shares of AD Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefore is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of AD Common Stock in a name other than that of the registered holder of the Certificate so surrendered.

SECTION 1.05. Dividends and Distributions.

No dividends or other distributions declared or made with respect to AD Common Stock with a record date on or after the Effective Time shall be paid to the holder of a Certificate entitled by reason of the Exchange to receive certificates representing AD Common Stock until such holder surrenders such Certificate as provided in Section 1.05 hereof. Upon such surrender, there shall be paid by AD to the person in whose name certificates representing shares of AD Common Stock shall be issued pursuant to the terms of this Article I (i) at the time of the surrender of such Certificate, the amount of any dividends and other distributions theretofore paid with respect to that number of whole shares of such AD Common Stock represented by such surrendered Certificate pursuant to the terms of this Article I, which dividends or other distributions had a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date, the amount of dividends and other distributions payable with respect to that number of whole shares of AD Common Stock represented by such surrendered Certificate pursuant to the terms of this Article I, which dividends or other distributions have a record date on or after the Effective Time and a payment date subsequent to such surrender.

ARTICLE II
THE CLOSING

SECTION 2.01 *Closing.*

Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Acquisition (the "Closing") shall take place as soon as reasonably practicable (but in no event on written notice of less than two (2) business days) after all of the conditions set forth in Article VI are satisfied May 1, 2011 or, to the extent permitted thereunder, waived, or extended at the offices of Michael A. Littman, located at 7609 Ralston Road, Arvada, CO 80002 or at such other time and place as may be agreed to in writing by the parties hereto (the date of such Closing being referred to herein as the "Closing Date").

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF AD

Except as set forth in the applicable section of the disclosure schedule delivered by AD to Sellers prior to the execution of this Agreement (the "AD Disclosure Schedule"), AD represents and warrants to Sellers as follows:

SECTION 3.01 *Organization of AD; Authority.*

AD is an Entity duly organized, validly existing and in good standing under the laws of the State of Delaware. AD has all requisite corporate power and corporate authority to enter into the transaction documents to which it is a party, to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business. Subject to the receipt of its board of director's approval, the execution, delivery and performance by AD of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of AD, including, without limitation, the approval of the board of directors of AD. The Transaction Documents have been duly executed and delivered by each of AD and, assuming that the Transaction Documents constitute a valid and binding obligation of the other parties thereto, constitute a valid and binding obligation of AD, enforceable against AD in accordance with its terms. AD has heretofore delivered or made available to Acquiree complete and correct copies of the certificate of incorporation and by-laws of AD, the minute books and stock transfer records of AD, as in effect as of the date of this Agreement. AD is not in violation of its organizational documents.

SECTION 3.02 *Capitalization.*

The authorized capital stock of AD consists of 495,000,000 shares of AD Common Stock, and 5 million shares of Preferred Stock, of which 18,000,000 common Shares (approximately) are outstanding on the date hereof. No other shares of any other class or series of AD Common Stock or Preferred or securities exercisable or convertible into or exchangeable for AD Common Stock ("AD Common Stock Equivalents") are authorized, issued or outstanding. The outstanding shares of AD Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of, and are not subject to, any preemptive, subscription or similar rights. To AD's knowledge, none of the outstanding shares of AD Common Stock was issued in violation of any Law, including without limitation, federal and state securities laws. There are no outstanding warrants, options, subscriptions, calls, rights, agreements, convertible or exchangeable securities or other commitments or arrangements relating to the issuance, sale, purchase, return or redemption, and, to AD's knowledge, voting or transfer of any shares, whether issued or unissued, of AD Common Stock, AD Common Stock Equivalents or other securities of AD. On the Closing Date, the shares of AD Common Stock for which shares of Sellers Common Stock shall be issued in the Acquisition will have been duly authorized and, when issued and delivered in accordance with this Agreement, such shares of AD Common Stock will be validly issued, fully paid and nonassessable.

SECTION 3.03 *No Violation; Consents and Approvals.*

The execution and delivery by AD of the transaction documents does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under, (a) the terms and conditions or provisions of the certificate of incorporation or by-laws of AD (b) any Law applicable to AD or the property or assets of AD, or (c) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien upon any of the properties of AD under any contract to which AD is a party or by which AD or any assets of AD may be bound, except, in the case of clauses (b) and (c), for such conflicts, violations or defaults which are set forth in Section 3.04 of the AD Disclosure Schedule and as to which requisite waivers or consents will have been obtained prior to the Closing or which, individually or in the aggregate, would not have a material adverse effect on AD. No Governmental Approval is required to be obtained or made by or with respect to AD in connection with the execution and delivery of this Agreement or the consummation by AD of the transactions contemplated hereby.

SECTION 3.04 *Litigation; Compliance with Laws.*

(a) There are: (i) no claims, actions, suits, investigations or proceedings pending or, to the knowledge of AD, threatened against, relating to or affecting AD, the business, the assets, or any employee, officer, director, stockholder, or independent contractor of AD in their capacities as such, and (ii) no orders of any Governmental Entity or arbitrator outstanding against AD, the business, the assets, or any employee, officer, director, stockholder, or independent contractor of AD in their capacities as such, or that could prevent or enjoin, or delay in any respect, consummation of the transactions contemplated hereby.

(b) AD has complied and is in compliance in all material respects with all laws applicable to AD, its business or its assets. Neither AD has received notice from any

Governmental Entity or other Person of any material violation of law applicable to AD, its business or assets. AD has obtained and holds all required Licenses (all of which are in full force and effect) from all Government Entities applicable to AD, its business or their assets. No violations are or have been recorded in respect of any such license and no proceeding is pending, or, to the knowledge of AD, threatened to revoke or limit any such License.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIREE

Except as set forth in the applicable section of the disclosure schedule delivered by Acquiree to AD prior to the execution of this Agreement (the "Acquiree Disclosure Schedule"), Acquiree represents and warrants to AD as follows:

SECTION 4.01 Organization of Acquiree; Authority.

Acquiree is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and corporate authority to enter into the Transaction Documents, to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business. Subject to the receipt of shares holder approval by Acquiree holders, the execution, delivery and performance by Acquiree of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Acquiree, including, without limitation, the approval of the board of directors of Acquiree. The Transaction Documents have been duly executed and delivered by Acquiree and, assuming that the Transaction Documents constitute a valid and binding obligation of AD, constitute a valid and binding obligation of Acquiree. Acquiree is duly qualified or licensed to do business as a foreign Entity and are in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Acquiree Material Adverse Effect on Acquiree. Acquiree has herewith delivered or made available to AD complete and correct copies of the articles of organization and conversion to a corporation and by-laws of Acquiree, the minute books and stock transfer records of Acquiree, as in effect as of the date of this Agreement. Acquiree is not in violation of its organizational documents.

SECTION 4.02 Capitalization.

(a) The authorized and outstanding shares of Acquiree are 100,000 common shares of which 1,000 shares are issued and outstanding (the "Acquiree shares"). All of the outstanding shares of the Acquiree are validly issued, fully paid and non-assessable. To Acquiree's knowledge, none of the outstanding shares of Acquiree or other securities of Acquiree was issued in violation of any Law, including,. without limitation, state and federal securities laws. There are no Liens on or with respect to any outstanding shares of Acquiree.

(b)Except as shown in Section 4.02 (a) of Acquiree's disclosure schedule. There are no outstanding: (i) securities convertible into or exchangeable for Acquiree shares; (ii) options, warrants or other rights to purchase or subscribe for Acquiree shares; or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any Acquiree shares, any such convertible or exchangeable securities or any such options, warrants or rights. There is no outstanding right, option or other agreement of any kind to purchase or otherwise to receive from Acquiree, or any stockholder of Acquiree, any ownership shares in Acquiree, and there is no outstanding right or security of any kind convertible into such ownership shares. To Acquiree's knowledge, there are no voting trusts, proxies or other similar agreements or understandings with respect to the shares of Acquiree. There are no obligations, contingent or otherwise, of Acquiree to repurchase, redeem or otherwise acquire any shares of Acquiree or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There are no accrued and unpaid dividends with respect to any outstanding shares of Acquiree.

SECTION 4.03 *No Violation; Consents and Approvals.*

The execution and delivery by Acquiree of the Transaction Documents does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under, (a) the terms and conditions or provisions of the articles of incorporation or by-laws of Acquiree, (b) any Laws applicable to Acquiree or the property or assets of Acquiree, or (c) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties of Acquiree under, any Contracts to which Acquiree is a party or by which Acquiree or any of its assets may be bound, except, in the case of clauses (b) and (c), for such conflicts, violations or defaults as to which requisite waivers or consents will have been obtained prior to the Closing or which, individually or in the aggregate, would not have an Acquiree Material Adverse Effect. No Governmental Approval is required to be obtained or made by or with respect to Acquiree or any Acquiree Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Acquiree of the transactions contemplated hereby, except where the failure to obtain such Governmental Approval would not, individually or in the aggregate, have an Material Adverse Effect on Acquiree.

SECTION 4.04 *Litigation; Compliance with Laws.*

(a)Except as would not have a Material Adverse Effect on Acquiree, there are: (i) no claims, actions, suits, investigations or proceedings pending or, to the knowledge of Acquiree, threatened against, relating to or affecting Acquiree, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Acquiree in their capacities as such, and (ii) no orders of any Governmental Entity or arbitrator are outstanding against Acquiree, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Acquiree in their capacities as such, or that could prevent or enjoin, or delay in any respect, consummation of the transactions contemplated hereby. Section 4.04 of the Acquiree Disclosure Schedule includes a description of all claims, actions, suits, investigations or proceedings involving Acquiree, its business, its assets, or any employee, officer, director, stockholder or independent contractor of Acquiree in their capacities as such.

(b)Except as would not have an Acquiree Material Adverse Effect, Acquiree has complied and is in compliance in all material respects with all Laws applicable to Acquiree, its business or its assets. Acquiree has not received notice from any Governmental Entity or other Person of any material violation of Law applicable to it, its business or its assets. Acquiree has obtained and holds all required Licenses (all of which are in full force and effect) from all Government Entities applicable to it, its business or its assets. No violations are or have been recorded in respect of any such License and no proceeding is pending, or, to the knowledge of Acquiree threatened to revoke or limit any such License.

SECTION 4.05 *Financial Statements.*

Acquiree shall have provided, prior to closing hereunder, audited financial statements in accordance with federal income tax accounting consistently applied, complete and true and accurate in all respects, disclosing all liabilities, and assets of Acquiree and shall provide all books and records necessary to complete all filings in accordance with SEC Rules and Regulations. Additionally, Acquiree shall have provided, prior to closing hereunder, financial statements in accordance with federal income tax accounting consistently applied, complete and true and accurate in all respects, disclosing all liabilities, and assets of Acquiree.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE EXCHANGE

SECTION 5.01 *Conduct of the Business Pending the Exchange.*

(a)During the period from the date of this Agreement and continuing until the Effective Time, AD agrees as to itself and the AD Subsidiaries, that AD shall not, and shall cause the AD Subsidiaries not to, engage in any business whatsoever other than in connection with the consummation of the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to preserve intact its business and assets, maintain its assets in good operating condition and repair (ordinary wear and tear excepted), retain the services of its officers, employees and independent contractors and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, Acquiree consents otherwise in writing.

(b)During the period from the date of this Agreement and continuing until the Effective Time, Acquiree agrees that, other than in connection with the consummation of the transactions contemplated hereby, it shall carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, AD consents otherwise in writing; provided that Acquiree may take any and all of the actions listed in Schedule 5.01(b) of the Acquiree Disclosure Schedules at any time prior to or after the date of this Agreement without the consent of AD. Additionally, during the period from the date of this Agreement and continuing until the Effective Time, Acquiree agrees that, other than in connection with the consummation of the transaction contemplated hereby, Acquiree shall carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, AD consents otherwise in writing; provided that Acquiree may take any and all of the actions listed in Schedule 5.01(b) of the Acquiree Disclosure Schedule at any time prior to or after the date of this Agreement without the consent of AD.During the period from the date of this Agreement and continuing until the Effective Time, Acquiree and AD agrees as to itself and, with respect to AD, that except as expressly contemplated or permitted by this Agreement, as disclosed in Section 5.01(c) of the Acquiree's Disclosure Schedule or the AD Disclosure Schedule, as applicable, or to the extent that the other party shall otherwise consent in writing:

(1) It shall not amend or propose to amend its certificate of incorporation or by-laws or equivalent organizational documents except as contemplated in this Agreement.

(2) It shall not, nor in the case of AD shall it permit the AD Subsidiaries to, issue, deliver, sell, redeem, acquire, authorize or propose to issue, deliver, sell, redeem, acquire or authorize, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants or options to acquire, any such shares or convertible securities or other ownership of equity, provided that: (1) AD shall be permitted to issue the shares of AD Common Stock to be issued to Acquiree Stockholders hereunder, and (2) each party shall be permitted to issue shares of its common stock pursuant to the exercise of stock options, warrants and other convertible securities outstanding as of the date hereof and listed on the Acquiree Disclosure Schedule or the AD Disclosure Schedule, as the case may be:

(3) It shall not, nor in the case of AD shall it permit any of the AD Subsidiaries to, nor shall it propose to: (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or (ii) except with respect to the Reverse Stock Split, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock.

(4) Other than dispositions in the ordinary course of business consistent with past practice which would not cause a AD Material Adverse Effect or a Acquiree Material Adverse Effect (as applicable), individually or in the aggregate, to it

and its subsidiaries, taken as a whole, it shall not, nor shall it permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of its assets.

(5) It shall promptly advise the other party hereto in writing of any change in the condition (financial or otherwise), operations or properties, businesses or business prospects of such party or any of its subsidiaries which would result in a AD Material Adverse Effect or Acquiree Material Adverse Effect, as the case may be.

(6) It shall not permit to occur, any (1) change in accounting principles, methods or practices, investment practices, claims, payment and processing practices or policies regarding intercompany transactions, (2) incurrence of Indebtedness or any commitment to incur Indebtedness, any incurrence of a contingent liability, Contingent Obligation or other liability of any type, except for, with respect to Acquiree, other than obligations related to the Exchange of Inventory in the ordinary course of business consistent with past practices, (3) cancellation of any debt or waiver or release of any contract, right or claim, except for cancellations, waivers and releases in the ordinary course of business consistent with its past practice which do not exceed $5,000 in the aggregate, (4) amendment, termination or revocation of, or a failure to perform obligations or the occurrence of any default under, any contract or agreement (including, without limitation, leases) to which it is or, as of April 30, 2011, was a party, other than in the ordinary course of business consistent with past practice, or any License, (5) execution of termination, severance or similar agreements with any of its officers, directors, employees, agents or independent contractors or (6) entering into any leases of real property or agreement to acquire real property.

SECTION 5.02 *No Action.*

During the period from the date of this Agreement and continuing until the Effective Time, Acquiree and AD agrees as to itself and, with respect to AD, that it shall not, and Acquiree shall not, take or agree or commit to take any action, (i) that is reasonably likely to make any of its representations or warranties hereunder inaccurate; or (ii) that is prohibited pursuant to the provisions of this Article V.

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.01 *Access to Information.*

From the date hereof until the Effective Time or the earlier termination of this Agreement, each party shall give the other party and its respective counsel, accountants, representatives and agents, and with respect to Acquiree it shall provide to AD with respect to Acquiree, full access, upon reasonable notice and during normal business hours, to such party's and Acquieree's facilities and the financial, legal, accounting and other representatives of such party and Acquiree with knowledge of the business and the assets of such party and Acquiree and, upon reasonable notice, shall be furnished all relevant documents, records and other information concerning the business, finances and properties of such party and its subsidiaries and Acquiree that the other party and its respective counsel, accountants, representatives and agents, may reasonably request. No investigation pursuant to this Section 6.02 shall affect or be deemed to modify any of the representations or warranties hereunder or the condition to the obligations of the parties to consummate the Exchange; it being understood that the investigation will be made for the purposes among others of the board of directors of each party determining in its good faith reasonable business judgment the accuracy of the representations and warranties of the other party. In the event of the termination of this Agreement, each party, if so requested by the other party, will return or destroy promptly every document furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return or destroy such documents and any copies thereof any of them may have made. It is hereby acknowledged the AD has filed all of its financial reports with the SEC which shall constitute delivery of the same to Acquiree.

SECTION 6.02 *No Shop; Exchange Proposals.*

From the date hereof until the Effective Time or the earlier termination of this Agreement, neither Acquiree nor AD shall, nor shall they authorize or permit any of their respective officers, directors or employees, Acquiree employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as hereinafter defined), or negotiate with respect to, agree to or endorse any Takeover Proposal (except in any case if the board of directors or special committee of AD or Acquiree, as the case may be, determines in good faith, based upon the written opinion of its outside legal counsel, that the failure to do so would constitute a breach of the fiduciary duties of the AD' or Acquiree's board of directors or special committee, as the case may be, to its stockholders under applicable law). Acquiree shall promptly advise AD and AD shall promptly advise Acquiree, as the case may be, orally and in writing of any such inquiries or proposals and shall also promptly advise AD or Acquiree, as the case may be, of any developments or changes regarding such inquiries or proposals. Acquiree and AD shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Acquiree and AD) conducted heretofore with respect to any Takeover Proposal. Acquiree and AD agree not to release (by waiver or otherwise) any third party from the provisions of any confidentiality or standstill agreement to which Acquiree or AD is a party.

SECTION 6.03 *Legal Conditions to Exchange; Reasonable Efforts.*

Acquiree, AD shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Exchange. Acquiree and AD will take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by Acquiree or AD in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

SECITON 6.04 *Certain Filings.*

Each party shall cooperate with the other in (a) connection with the preparation of an announcement or required filings, (b) determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the 8-K and seeking timely to obtain any such actions, consents, approvals or waivers. Each party shall consult with the other in connection with the foregoing and shall use all reasonable commercial efforts to take any steps as may be necessary in order to obtain any consents, approvals, permits or authorizations required in connection with the Exchange.

SECTION 6.05 *Public Announcements and Filings.*

Each party shall give the other a reasonable opportunity to comment upon, and, unless disclosure is required, in the opinion of counsel, by applicable law, approve (which approval shall not be unreasonably withheld), all press releases or other public communications of any sort relating to this Agreement or the transactions contemplated hereby.

SECTION 6.06 *Tax Matters.*

(a)No representation is made that this is a non-taxable transaction.

(b)Acquiree shall prepare and file on a timely basis all Tax Returns which are due to be filed with respect to Acquiree (giving effect to any extension of time) prior to the Closing Date including any 2010 short year return as may be necessary for subsidiary. AD shall be responsible for the preparation and filing of all Tax Returns which are due to be filed (giving effect to any extension of time) after the Closing Date, but Acquiree shall use its best efforts to conduct its affairs such that any Tax Returns due after the Closing Date can be filed on a timely basis.

(c) From the date hereof until the Effective Time or the earlier termination of this Agreement, without the prior written consent of the other party or if required in the opinion of counsel, neither AD nor Acquiree, shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended

Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to it, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it, or take any other action relating to the filing of any Tax Return or the payment of any Tax.

SECTION 6.07 *Supplements to Schedules.*

Prior to the Closing, Acquiree will supplement or amend its disclosure schedule with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule. No supplement to or amendment of the disclosure schedule made pursuant to this Section 6.07 shall be deemed to cure any breach of any representation or warranty made in this Agreement unless the other parties hereto specifically agree thereto in writing. Prior to the Closing, AD may supplement or amend its disclosure schedule with respect to any matter which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule. No supplement to or amendment of the disclosure schedule made pursuant to this Section 6.07 shall be deemed to cure any breach of any representation or warranty made in this Agreement unless the other parties hereto specifically agree thereto in writing.

ARTICLE VII
CONDITIONS OF THE EXCHANGE

SECTION 7.01 *Conditions to Each Party's Obligation to Effect the Exchange.*

The respective obligations of each party to effect the Exchange and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part to the extent permitted by applicable law:

(a) Shareholder Approval. This Agreement shall have been duly adopted and agreed by the holders of 100% of the outstanding shares of Acquiree, through an Exchange Agreement, Consent and Representations signed by each shareholder of Acquiree.

(b) No Injunctions or Restraints. No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, execution order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Exchange or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable commercial efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

SECTION 7.02 *Additional Conditions of Obligations of AD.*

The obligations of AD to effect the Exchange and the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived by AD:

(a) *Representations and Warranties.* The representations and warranties of Acquiree set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

(b) *Performance of Obligations of Acquiree.* Acquiree shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) *No Material Adverse Change to Acquiree.* From the date hereof through and including the Effective Time, no event shall have occurred which would have an Acquiree Material Adverse Effect.

(d) *Third Party Consents.* Acquiree shall have obtained all consents and approvals, required to be obtained prior to or at the Closing Date, from third parties or governmental and regulatory authorities in connection with the execution, delivery and performance by Acquiree of this Agreement and the consummation of the transactions contemplated hereby.

(e) *No Governmental Order or Other Proceeding or Litigation.* No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(f) *Deliveries.* At the Closing, Acquiree shall have delivered to AD or AD shall have otherwise obtained:

(a) true, correct and complete copies of (1) the certificate of organization or other charter document, as amended to date, of Acquiree as filed with, the Secretary of State or other appropriate official of the state or other jurisdiction of organization of Acquiree, (2) the by-laws or other similar organizational document of Acquiree, and (3) resolutions duly and validly adopted by the Board of Directors and the stockholders of Acquiree evidencing the authorization of the execution and delivery of this Agreement, the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, in each case, accompanied by a certificate of the Secretary or Assistant Secretary of Acquiree, dated as of the Closing Date, stating that no amendments have been made thereto from the date thereof through the Closing Date; and

(b) GAAP Financial Statements of Acquiree pursuant to SEC Rules and Regulations through March 31, 2011.

(c) The stock Certificates of GJC Holdings, Inc. constituting 100% of the issued and outstanding stock of Acquiree.

(d) *Acquiree's Indebtedness.* All outstanding Indebtedness of Acquiree shall have been fully paid or converted to the Preferred Series B Stock and the Subordinated Note to Joseph Bartel.

SECTION 7.03 Additional Conditions of Obligations of Acquiree.

The obligation of Acquiree to effect the Exchange and the other transactions contemplated by this Agreement is also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived by Acquiree:

(a) *Representations and Warranties.* The representations and warranties of AD set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties qualified by materiality) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

(b) *Performance of Obligations of AD.* AD shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) *No Material Adverse Change to AD.* From the date hereof through and including the Effective Time, no event shall have occurred which would have a AD Material Adverse Effect.

(d) No Governmental Order or Other Proceeding or Litigation. No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(e) *Deliveries.* At the Closing, AD shall have delivered to shareholders of Acquiree:

(1) the share certificates specified in Section 1.01, issued prorata in the names of Shareholders of Acquiree, in proper amounts

(2) a Promissory Note in the amount of $150,000 payable to Joe Bartel, due in one year @ 2%.

ARTICLE VIII
TERMINATION

SECTION 8.01 *Termination.*

This Agreement may be terminated at any time prior to the Effective Time, by AD or Acquiree as set forth below:

(a) by mutual consent of the boards of directors of AD and Acquiree; or

(b) by AD upon written notice to Acquiree, if: (A) any condition to the obligation of AD to close contained in Article VII hereof has not been satisfied by 60 days after date hereof (the "End Date") (unless such failure is the result of AD' breach of any of its representations, warranties, covenants or agreements contained herein) or (B) the AD stockholders do not approve the Exchange; or

(c) by Acquiree upon written notice to AD, if: (A) any condition to the obligation of Acquiree to close contained in Article VII hereof has not been satisfied by the End Date (unless such failure is the result of Acquiree's breach of any of its representations, warranties, covenants or agreements contained herein); or (B) the Acquiree shares holders do not approve the Exchange; or

(d) by AD if the board of directors or special committee of AD determines in good faith, based upon the written opinion of its outside legal counsel, that the failure to terminate this Agreement would constitute a breach of the fiduciary duties of the AD board of directors or special committee to the AD stockholders under applicable law; or

SECTION 8.02 *Fees, Costs and Expenses.*

Whether or not the Exchange is consummated, all legal costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by AD.

ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

None of the representations and warranties of the parties set forth in this Agreement shall survive the Closing. Following the Closing Date with respect to any particular representation or warranty, no party hereto shall have any further liability with respect to such representation and warranty. None of the covenants, agreements and obligations of the parties hereto shall survive the Closing.

ARTICLE X
MISCELLANEOUS

SECTION 10.01 *Notices.*

All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, telex or similar writing) and shall be deemed given or made as of the date delivered, if delivered personally or by telecopy (provided that delivery by telecopy shall be followed by delivery of an additional copy personally, by mail or overnight courier), one day after being delivered by overnight courier or three days after being mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses:

if to AD to: Asiana Dragons, Inc.

____

____

____

with a copy to (which shall not constitute notice):

Michael Littman, Esq.
7609 Ralston Road
Arvada, CO 80002
Fax: (303) 431-1567

or such other address or telex or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereto.

SECTION 10.02 *Amendment; Waiver.*

This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by or on behalf of the parties hereto.

SECTION 10.03 *Successors and Assigns.*

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party shall assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party hereto.

SECTION 10.04 *Governing Law.*

This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without regard to principles of conflict of laws.

SECTION 10.05 *Waiver of Jury Trial.*

Each party hereto hereby irrevocably and unconditionally waives any rights to a trial by jury in any legal action or proceeding in relation to this Agreement and for any counterclaim therein.

SECTION 10.06 *Consent to Jurisdiction.*

Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the State of Delaware or any federal court sitting in Delaware for purposes of any suit, action or other proceeding arising out of this Agreement and the Transaction Documents (and agrees not to commence any action, suit or proceedings relating hereto or thereto except in such courts). Each of the Parties agrees that service of any process, summons, notice or document pursuant to the laws of the State of New Jersey and on the individuals designated in Section 10.01 shall be effective service of process for any action, suit or proceeding brought against it in any such court.

SECTION 10.07 *Counterparts; Effectiveness.*

Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 10.08 *Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.*

Except as expressly provided herein, this Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as expressly provided herein, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that no person shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Exchange until consummation thereof.

SECTION 10.09 *Headings.*

The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

SECITON 10.10 *No Strict Construction.*

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 10.11 *Severability.*

If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to any party.

ARTICLE XI
DEFINITIONS

"Affiliate" shall mean (a) with respect to an individual, any member of such individual's family including lineal ancestors and descendents; (b) with respect to an entity, any officer, director, stockholder, partner, manager, investor or holder of an ownership shares of or in such entity or of or in any Affiliate of such entity; and (c) with respect to a Person, any Person which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person or entity.

"Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Acquiree" shall have the meaning set forth in the preamble to this Agreement.

" "Acquiree Common Stock" shall have the meaning set forth in the recitals to this Agreement, and elsewhere in Section 4.02"Acquiree Material Adverse Effect" shall mean an event or change, individually or in the aggregate with other events or changes, that could reasonably be expected to have a material adverse effect on (a) the business, properties, prospects, condition (financial or otherwise) or results of operations of Acquiree taken as a whole (other than those events, changes or effects resulting from general economic conditions or the industry in which Acquiree is engaged generally) or (b) the ability of Acquiree to consummate the transactions contemplated hereby.

"Acquiree Shareholders" mean the holders of common shares in Acquiree.

"Certificates" shall have the meaning set forth in Section 1. of this Agreement.

"Closing" shall have the meaning set forth in Section 2.01 of this Agreement.

"Closing Date" shall have the meaning set forth in Section 2.01 of this Agreement.

"Code" shall have the meaning set forth in the recitals of this Agreement.

"Contingent Obligation" as to any Person shall mean the undrawn face amount of any letters of credit issued for the account of such Person and shall also mean any obligation of such Person guaranteeing or having the economic effect of guaranteeing any

Indebtedness, leases, dividends, letters of credit or other obligations ("Primary Obligations") of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such Primary Obligation or any property constituting direct or indirect security therefore, (b) to advance or supply funds (i) for the purchase or payment of any such Primary Obligation or (ii) to maintain working capital or equity capital of the Primary Obligor or otherwise to maintain the financial condition or solvency of the Primary Obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the obligee under any such Primary Obligation of the ability of the Primary Obligor to make payment of such Primary Obligation, or (d) otherwise to assure or hold harmless the obligee under such Primary Obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

"Contracts" shall mean all contracts, leases, subleases, notes, bonds, mortgages, indentures, Permits and Licenses, non-competition agreements, joint venture or partnership agreements, powers of attorney, purchase orders, and all other agreements, arrangements and other instruments, in each case whether written or oral, to which such Person is a party or by which any of them or any of its assets are bound.

"Effective Time" shall be the date all conditions and performance hereunder has been completed but no later than February 15, 2011.

"End Date" shall have the meaning set forth in Section 8.01 of this Agreement.

"AD" shall have the meaning set forth in the preamble to this Agreement.

"AD" Common Stock" shall have the meaning set forth in the recitals to this agreement.

"AD" Common Stock Equivalents" shall have the meaning set forth in Section 3.02 of this Agreement.

"AD" Material Adverse Effect" shall mean an event or change, individually, or in the aggregate with other events or changes, that could reasonably be expected to have a material adverse effect on (a) the business, properties, prospects, condition (financial or otherwise) or results of operations of AD and the AD Subsidiaries taken as a whole (other than those events, changes or effects resulting from general economic conditions or the industry in which AD is engaged generally) or (b) the ability of AD to consummate the transactions contemplated hereby.

"Governmental Approval" shall mean the consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other Governmental Entity, authority or instrumentality, domestic or foreign.

"Governmental Entity" means the government of the United States of America, any other nation or any political subdivision thereof, whether foreign, state or local, and any agency, authority, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Indebtedness" shall mean as to any Person and whether recourse is secured by or is otherwise available against all or only a portion of the assets of such Person and whether or not contingent, but without duplication: (a) every obligation of such Person for money borrowed; (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the Exchange of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not more than 120 days overdue or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP); (e) every Capital Lease Obligation of such Person; (f) any obligation of such Person to pay any discount, shares, fees, indemnities, penalties, recourse, expenses or other amounts in connection with any sales by such Person unless such sales are on a non-recourse basis (as to collectibility) of (i) accounts or general intangibles for money due or to become due, (ii) chattel paper, instruments or documents creating or evidencing a right to payment of money or (iii) other receivables, whether pursuant to a purchase facility or otherwise, other than in connection with the disposition of the business operations of such Person relating thereto or a disposition of defaulted receivables for collection and not as a financing arrangement; (g) every obligation of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), the value of which is dependent upon shares rates, currency exchange rates, commodities or other indices (a "derivative contract"); (h) every obligation in respect of Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefore as a result of such Person's ownership shares in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefore and such terms are enforceable under applicable law; and (i) every Contingent Obligation of such Person with respect to Indebtedness of another Person. Notwithstanding anything to the contrary in this Agreement, the term "Indebtedness" expressly includes the following debts and obligations of Acquiree:

"Laws" shall mean all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, writs, injunctions, judgments and decrees applicable to the specified Person and to the businesses and assets thereof.

"License" shall mean any franchise, authorization, license, permit, certificate of occupancy, easement, variance, exemption, certificate, consent or approval of any Governmental Entity or other Person.

"Lien" shall mean any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

"Exchange" shall have the meaning set forth in the recitals of this Agreement.

"Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, limited liability company, association, Entity, institution, entity, party, Governmental Entity or any other juridical entity of any kind or nature whatsoever.

"Takeover Proposal" shall mean any proposal for a tender or exchange offer, Exchange, consolidation, sale of all or substantially all of such party's assets, sale of in excess of fifteen percent of the shares of capital stock or other business combination involving such party or any proposal or offer to acquire in any manner a substantial equity shares (including any shares exceeding fifteen percent of the equity outstanding) in, or all or substantially all of the assets of, such party other than the transactions contemplated by this Agreement.

"Taxes" means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, gross receipts, occupation, windfall profits, sales, use, ad valorem, value-added, profits, license, withholding, payroll, employment, excise, premium, real property, personal property, customs, net worth, capital gains, transfer, stamp, documentary, social security, disability, environmental, alternative minimum, recapture and other taxes, and including all shares, penalties and additions imposed with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any Person, and any liability in respect of any Tax as a result of being a member of any affiliated, combined, consolidated, unitary or similar group.

"Tax Return" means any report, return, statement, estimate, informational return, declaration or other written information required to be supplied to a taxing authority in connection with Taxes.

"Taxing Authority" means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

"Transaction Documents" shall mean this Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be duly executed as of the day and year first above written.

ASIANA DRAGONS, INC.

By: Joseph Bartel
Name: JOSEPH BARTEL
Title: PRESIDENT

GJC HOLDINGS, INC.

By: Joseph Bartel
Name: JOSEPH BARTEL
Title: PRESIDENT

JOE BARTEL AS
SOLE SHAREHOLDER OF GJC HOLDING, INC.

Joseph Bartel

EXHIBIT 11.1

Michael A. Littman

Attorney at Law
7609 Ralston Road
Arvada, CO 80002
(303) 422-8127
Fax (303) 431-1567

November 1, 2011

Asiana Dragons, Inc.
1700 Prospect Street
Sarasota, FL 34239

Re: Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A for Common Stock of Asiana Dragons, Inc.

Gentlemen:

At your request, I have examined the Regulation A Offering Statement which is being filed with the Securities and Exchange Commission ("SEC"), on Form 1-A (the "Offering Statement"), in connection with the Regulation A Offering under the Securities Act of 1933, as amended, of 17,921,146 shares of common stock of Asiana Dragons, Inc ("the Company").

In rendering the following opinion, I have examined and relied only upon the documents and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

a. Certificate of Incorporation of the Company, as amended to date;
b. Bylaws of the Company, as amended to date; and
c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

Based on the foregoing, it is my opinion that the stock being offered under the Offering Statement, when issued, will be duly and validly authorized, fully paid and non-assessable under Delaware Laws.

I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Amended Registration Statement in connection with the offering described therein.

This opinion covers only matters of Delaware law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Regulation A Offering Statement on Form 1-A.

Sincerely,



Michael A. Littman

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named an underwriter in an offering statement filed with the Securities and Exchange Commission by Asiana Dragons, Inc. pursuant to Regulation A in connection with a proposed offering of common stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts, I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all person to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such person under circumstances that it would normally be received by them 48 hours prior to the their receipt of confirmation of the sale.

KODIAK CAPITAL GROUP, LLC
(Underwriter)

Date: November 1, 2011



By: ______________________
Ryan C. Hodson, Managing Director